Exhibit 2.1
Execution Version

AGREEMENT AND PLAN OF MERGER
dated as of
April 26, 2017
by and among
Eagle Holding Company I
Eagle Holding Company II, LLC
EAGLE REORGANIZATION MERGER SUB, INC.
EAGLE BUYER, INC.
and
JAGUAR HOLDING COMPANY I
________________________________________________________________________

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4.14 Labor Relations	35
4.15 Taxes	35
4.16 Brokers’ Fees	37
4.17 Insurance	37
4.18 Licenses, Permits and Authorizations	37
4.19 Machinery, Equipment and Other Tangible Personal Property	38
4.20 Real Property	38
4.21 Intellectual Property	38
4.22 Environmental Matters	39
4.23 Absence of Changes	40
4.24 Affiliate Matters.	40
4.25 Customers and Suppliers	40
4.26 Regulatory Matters	40
4.27 Anti-corruption	41
4.28 Restricted Payment Capacity	42
4.29 No Additional Representations or Warranties	42

Article V. REPRESENTATIONS AND WARRANTIES OF BUYER	42

5.1 Corporate Organization	42
5.2 Due Authorization	43
5.3 No Conflict	43
5.4 Litigation and Proceedings	43
5.5 Governmental Consents	43
5.6 Financial Ability	44
5.7 Brokers’ Fees	44
5.8 Solvency; Surviving Corporation After the Merger.	45
5.9 No Outside Reliance	45
5.10 Acquisition of Interests for Investment	45
5.11 No Additional Representations or Warranties	46

Article VI. REPRESENTATIONS AND WARRANTIES OF PARENT	46

6.1 Corporate Organization	46
6.2 Due Authorization	46
6.3 No Conflict	47
6.4 Litigation and Proceedings	47
6.5 Governmental Consents	47
6.6 Brokers’ Fees	47
6.7 Ownership; No Other Activities	47
6.8 No Additional Representations or Warranties	48

Article VII. COVENANTS OF THE COMPANY AND PARENT	48

7.1 Conduct of Business	48
7.2 Inspection	50

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7.3 Governmental Approvals	51
7.4 Termination of Certain Agreements	51
7.5 Cooperation with Financing	51
7.6 280G Matters	52
7.7 No Alternative Transaction	53

Article VIII. COVENANTS OF BUYER, PARENT AND HOLDINGS	53

8.1 Governmental Approvals	53
8.2 Employment Matters.	55
8.3 Conduct of Business	56
8.4 Financing	56

Article IX. JOINT COVENANTS	57

9.1 Support of Transaction.	57
9.2 Stockholder Approval.	58
9.3 Further Assurances.	58
9.4 Tax Matters	58
9.5 Rollover Cooperation	59

Article X. CONDITIONS TO OBLIGATIONS	59

10.1 Conditions to the Obligations of Buyer and the Company	59
10.2 Conditions to the Obligations of Buyer	59
10.3 Conditions to the Obligations of the Company	60
10.4 Conditions to the Obligations of Parent, Holdings and Merger Sub	61
10.5 Waiver of Conditions; Frustration of Conditions	61

Article XI. TERMINATION/EFFECTIVENESS	61

11.1 Termination	61
11.2 Effect of Termination.	62

Article XII. MISCELLANEOUS	64

12.1 Survival	64
12.2 Waiver	64
12.3 Notices	65
12.4 Assignment	66
12.5 Rights of Third Parties	66
12.6 Expenses	66
12.7 Governing Law	67
12.8 Captions; Counterparts	67
12.9 Schedules and Annexes	67
12.10 Entire Agreement	67
12.11 Amendments	68
12.12 Severability	68
12.13 Jurisdiction; Waiver of Jury Trial	68

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12.14 Enforcement	68
12.15 Non-Recourse	69
12.16 Waiver of Conflicts Regarding Representations; Non-Assertion of Attorney-Client Privilege	69

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Schedules
Schedule 1.1(a)    Debt Financing Term Sheet
Schedule 1.1(b)    Permitted Liens
Schedule 3.8    Investment Portfolio
Schedule 4.2    Subsidiaries
Schedule 4.4    No Conflict
Schedule 4.5    Governmental Consents
Schedule 4.6    Capitalization of the Company
Schedule 4.7    Capitalization of Subsidiaries
Schedule 4.8    Financial Statements
Schedule 4.9    Undisclosed Liabilities
Schedule 4.10    Litigation and Proceedings
Schedule 4.11    Legal Compliance
Schedule 4.12    Contracts; No Defaults
Schedule 4.13    Company Benefit Plans
Schedule 4.14    Labor Relations
Schedule 4.15    Taxes
Schedule 4.16    Brokers’ Fees
Schedule 4.17    Insurance
Schedule 4.18    Licenses, Permits and Authorizations
Schedule 4.19    Machinery, Equipment and Other Tangible Property
Schedule 4.20    Real Property
Schedule 4.21    Intellectual Property
Schedule 4.22    Environmental Matters
Schedule 4.23    Absence of Changes
Schedule 4.24    Affiliate Matters
Schedule 4.25    Customers and Suppliers
Schedule 4.26    Regulatory Matters
Schedule 4.27    Anti-corruption
Schedule 5.3    No Conflict
Schedule 5.5    Governmental Consents
Schedule 5.7    Brokers’ Fees
Schedule 7.1    Conduct of Business
Schedule 7.4    Termination of Certain Agreements

Annexes
Annex A – Form of Certificate of Merger
Annex B – Form of Certificate of Incorporation
Annex C – Form of Bylaws
Annex D – Form of Letter of Transmittal
Annex E – Form of Certificate of Reorganization Merger
Annex F – Form of Certificate of Conversion

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AGREEMENT AND PLAN OF MERGER
This Agreement and Plan of Merger (this “Agreement”), dated as of April 26, 2017, is entered into by and among Eagle Holding Company I, a Delaware corporation (“Parent”), Eagle Holding Company II, LLC, a Delaware limited liability company and wholly owned subsidiary of Parent (“Holdings”), Eagle Reorganization Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Holdings (“Merger Sub”), Eagle Buyer, Inc., a Delaware corporation (“Buyer”), and Jaguar Holding Company I, a Delaware corporation (together with its successors and assigns, the “Company”).
RECITALS
WHEREAS, the respective Boards of Directors of Parent, Holdings, Merger Sub, Buyer, and the Company have approved and declared advisable this Agreement and the transactions contemplated hereby, including the Reorganization Merger (as defined below), the Conversion (as defined below) and the Merger (defined below) upon the terms and subject to the conditions of this Agreement and in accordance with the DGCL (defined below);
WHEREAS, the respective Boards of Directors of Parent, Merger Sub, Buyer and the Company have determined that this Agreement and the transactions contemplated hereby, including, as applicable, the Reorganization Merger, the Conversion and the Merger are in furtherance of and consistent with their respective business strategies and are fair to, and in the best interest of, their respective stockholders; and
WHEREAS, in order to induce Buyer to enter into this Agreement, simultaneously with the execution of this Agreement, Carlyle Investment Management L.L.C., Hellman & Friedman LP and certain of their respective Affiliates executed and delivered to Buyer a letter agreement (the “Sponsor Support Letter”) pursuant to which, and subject to the terms and conditions thereof, such affiliates agreed to certain matters as set forth therein.
NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, Parent, Holdings, Merger Sub, Buyer, and the Company agree as follows:
ARTICLE I.
CERTAIN DEFINITIONS
1.1    Definitions. As used herein, the following terms shall have the following meanings:
“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any third Person offer, proposal or inquiry relating to the (a) acquisition, merger, consolidation, reorganization, liquidation, recapitalization, share exchange or other business combination transaction with respect to the Company or any of its Subsidiaries, (b) issuance or sale of any significant portion of the shares of capital stock or other equity securities of the Company or any of its Subsidiaries or (c) sale, lease, exchange or other disposition of any significant portion of the properties or assets of the Company and its Subsidiaries (on a consolidated basis).
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“Action” means any claim, charge, action, suit, audit, assessment, mediation, arbitration, inquiry, proceeding or investigation, in each case, by or before any Governmental Authority.
“Additional Merger Consideration” means (i) with respect to any Common Share, Rollover Share or Vested Option, (A) the applicable portion of the Earn-Out Amounts determined in accordance with Section 3.8 plus (B) the applicable portion of the Company Tax Benefits (and any other amounts) determined in accordance with Section 3.9, and (ii) in the aggregate, all the Earn-Out Amounts determined in accordance with Section 3.8 plus (B) all of the Company Tax Benefits (and any other amounts) determined in accordance with Section 3.9.
“Adjusted Federal Tax Rate” has the meaning specified in Section 3.9(b).
“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, through one or more intermediaries or otherwise; provided, prior to the Effective Time, (x) Parent and its controlled Affiliates shall not be deemed to be an Affiliate of the Company or any of its Subsidiaries, and the Company and its Subsidiaries shall not be deemed to be an Affiliate of Parent and its controlled Affiliates and (y) Buyer shall not be deemed an Affiliate of Parent, its controlled Affiliates, the Company or any of their respective Subsidiaries, and Parent, its controlled Affiliates, the Company or any of their respective Subsidiaries shall not be deemed an Affiliate of Buyer. For the avoidance of doubt, following the Closing, Affiliates of Parent shall include the Company and its Subsidiaries.
“Aggregate Fully-Diluted Common Shares” means the sum of (i) the aggregate number of Common Shares (including shares of Parent Restricted Stock, but excluding for the avoidance of doubt Rollover Shares) held by all Pre-Closing Holders immediately prior to the Effective Time, plus (ii) the aggregate number of shares of Parent Common Stock issuable upon the exercise in full of all Vested Options held by all Pre-Closing Holders immediately prior to the Effective Time, plus (iii) the aggregate number of Dissenting Shares immediately prior to the Effective Time, plus (iv) the aggregate number of Rollover Shares held by all Rollover Sellers immediately prior to the Rollover Closing, plus (v) the aggregate number of Reorganization Merger Dissenting Shares, plus (v) any Repurchased Shares.
“Agreement” has the meaning specified in the preamble hereto.
“Antitrust Authority” means the Antitrust Division of the United States Department of Justice, the United States Federal Trade Commission or the antitrust or competition Law authorities of any other jurisdiction (whether United States, foreign or multinational).
“Applicable Federal Tax Rate” has the meaning specified in Section 3.9(b).
“Approval Laws” has the meaning specified in Section 8.1(a).
“Assumed Payroll Cost Amount” means an amount equal to $5,602,717 if Parent, after consultation with the CP VI Investors and the HFCP VIII Investors, reasonably determines that one or more transactions contemplated by this Agreement constitute a Covered Transaction and, otherwise, $5,587,947.

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“Assumed Transaction Tax Deduction Amount” means an amount equal to $290,356,777 if Parent, after consultation with the CP VI Investors and the HFCP VIII Investors, reasonably determines that one or more transactions contemplated by this Agreement constitute a Covered Transaction and, otherwise, $268,457,224.
“Blue Spectrum Investors” means Blue Spectrum ZA 2015 L.P., a Cayman Island exempted limited partnership, together with their successors and permitted assigns.
“Book-Entry Shares” has the meaning specified in Section 3.3(b).
“Business Day” means any day that is not a Saturday, a Sunday or other day on which the Federal Reserve Bank of New York is closed.
“Buyer” has the meaning specified in the preamble hereto.
“Buyer Cure Period” has the meaning specified in Section 11.1(c).
“Buyer Related Parties” means Buyer, the Equity Financing Sources, any of their respective former, current or future stockholders, managers, members, directors, partners, officers, Affiliates and agents and any former, current or future stockholders, managers, members, directors, partners, officers, Affiliates and agents of any of the foregoing, and any successor or assign of the foregoing.
“Cancelled Shares” has the meaning specified in Section 3.1(a).
“Cash Per Share Merger Consideration” has the meaning specified in Section 3.1(a).
“Certificate of Merger” has the meaning specified in Section 2.2(a).
“Certificate of Reorganization Merger” has the meaning specified in Section 2.1(a).
“Certificates” has the meaning specified in Section 3.3(b).
“Change of Control Payment” has the meaning specified in Section 3.9(b).
“Change of Control Transaction” has the meaning specified in Section 3.9(b).
“Closing” has the meaning specified in Section 2.4.
“Closing Date” has the meaning specified in Section 2.4.
“Code” means the Internal Revenue Code of 1986, as amended.
“Commitment Funding Shortfall” means the excess (if any) of (i) the aggregate amount of all Investment Portfolio commitments that the Company reasonably expects to be funded in the twelve (12) months immediately following the date of determination over (ii) the aggregate amount of the Reserve Account at such time.

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“Commitment Letters” has the meaning specified in Section 5.6.
“Common Share” has the meaning specified in Section 3.1(a).
“Common Stock” means the common stock, par value $0.01 per share, of the Company.
“Company” has the meaning specified in the preamble hereto, and from and after the Reorganization Merger Effective Time shall be deemed to refer to the Reorganization Merger Surviving Company.
“Company Benefit Plan” has the meaning specified in Section 4.13(a).
“Company Cure Period” has the meaning specified in Section 11.1(b).
“Company Group” means the Company and its Subsidiaries.
“Company Options” has the meaning specified in Section 2.1(c)(iv).
“Company Related Parties” means the Company and any of its former, current or future stockholders, managers, members, directors, partners, officers, Affiliates and agents and any former, current or future stockholders, managers, members, directors, partners, officers, Affiliates and agents of any of the foregoing and any successor or assign of the foregoing.
“Company Restricted Shares” has the meaning specified in Section 2.1(c)(iii).
“Company Service” has the meaning specified in Section 4.26(a).
“Company Tax Benefit” has the meaning specified in Section 3.9(b).
“Constituent Corporations” has the meaning specified in Section 2.1.
“Continuing Employees” has the meaning specified in Section 8.2(a).
“Contracting Parties” has the meaning specified in Section 12.15.
“Contracts” means any written legally binding contracts, agreements, subcontracts, leases, licenses and purchase orders.
“Covered Transaction” means a transaction described in Treasury Regulation Section 1.263(a)-5(e)(3)(ii).
“Conversion” has the meaning specified in Section 2.1(d).
“Conversion Effective Time” has the meaning specified in Section 2.1(d).
“CP V Investors” means Carlyle Partners V, L.P., Carlyle Partners V-A, L.P., CP V Coinvestment A, L.P., CP V Coinvestment B, L.P., Carlyle-PPD Coinvestment, L.P., and each of their respective successors and permitted assigns.

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“CP VI Investors” means Carlyle Partners VI, L.P., and each of its respective successors and permitted assigns.
“Current Representation” has the meaning specified in Section 12.16(a).
“Debt Financing” means debt financing to be incurred by Holdings at the Closing on terms that are substantially consistent with the term sheet set forth in Schedule 1.1(a), or otherwise acceptable to Buyer, and that results in Holdings receiving at least Five Hundred Million Dollars ($500,000,000) of gross proceeds at the Closing.
“Debt Violation” has the meaning specified in Section 3.10.
“Deferred Payment Amount” means Two Billion Dollars ($2,000,000,000).
“Deferred Payment Date” means September 29, 2017.
“Deferred Payment Shares” means (x) with respect to the HFCP VII Investors, a number (rounded down to the nearest whole number) of Common Shares owned in the aggregate by the HFCP VII Investors equal to (A) 16.9% of the Deferred Payment Amount divided by (B) the Cash Per Share Merger Consideration, and (y) with respect to the CP V Investors, a number (rounded down to the nearest whole number) of Common Shares owned in the aggregate by the CP V Investors equal to (A) 83.1% of the Deferred Payment Amount divided by (B) the Cash Per Share Merger Consideration.
“Designated Person” has the meaning specified in Section 12.16(a).
“DGCL” has the meaning specified in Section 2.1(a).
“Dissenting Shares” has the meaning specified in Section 3.6.
“Dissenting Stockholders” has the meaning specified in Section 3.6.
“Earn-Out Amount” has the meaning specified in Section 3.8(b).
“Earn-Out Percentage” means, (i) with respect to Earn-Out Amounts, Company Tax Benefits or any Change of Control Payment paid on or prior to the fifth anniversary of the Closing Date, with respect to any Pre-Closing Holder, such Pre-Closing Holder’s Fully-Diluted Percentage and (ii) with respect to Earn-Out Amounts, Company Tax Benefits or any Change of Control Payment that are not paid until after the fifth anniversary of the Closing Date, (A) with respect to any U.S. Pre-Closing Holder in respect of such U.S. Pre-Closing Holder’s Vested Options held by such holder immediately prior to the Effective Time, zero, and (B) with respect to any Pre-Closing Holder in respect of (1) such Pre-Closing Holder’s Common Shares held by such holder immediately prior to the Effective Time, (2) if such Pre-Closing Holder is not a U.S. Pre-Closing Holder, such Pre-Closing Holder’s Vested Options held by such holder immediately prior to the Effective Time and (3) if such Pre-Closing Holder is a Rollover Seller, the Rollover Shares held by such Rollover Seller immediately prior to the Rollover Closing, a ratio (expressed as a percentage) equal to (x) the sum of (i) the number of Common Shares (including shares of Parent Restricted Stock, but excluding Rollover Shares) held by such holder immediately prior to

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the Effective Time (including any such shares issued in respect of Vested Options exercised immediately prior to the Effective Time), plus (ii) the number of shares of Parent Common Stock issuable upon the exercise of any Vested Options held by such holder immediately prior to the Effective Time (excluding, for the avoidance of doubt, shares of Parent Common Stock issued in respect of Vested Options exercised prior to the Effective Time), plus (iii) the number of Rollover Shares held by such holder immediately prior to the Rollover Closing divided by (y) the sum of (1) the aggregate number of Common Shares (including shares of Parent Restricted Stock) held by all Pre-Closing Holders immediately prior to the Effective Time (including any such shares issued in respect of Vested Options exercised immediately prior to the Effective Time), plus (2) the aggregate number of shares of Parent Common Stock issuable upon exercise in full of all Vested Options held by all Pre-Closing Holders (other than U.S. Pre-Closing Holders) immediately prior to the Effective Time (excluding, for the avoidance of doubt, shares of Parent Common Stock issued in respect of Vested Options exercised prior to the Effective Time), plus (3) the aggregate number of Dissenting Shares immediately prior to the Effective Time, plus (4) the aggregate number of Rollover Shares held by all Rollover Sellers immediately prior to the Rollover Closing, plus (5) the aggregate number of all Reorganization Merger Dissenting Shares, plus (6) any Repurchased Shares.
“Effective Time” has the meaning specified in Section 2.4.
“Environmental Laws” means any and all Laws relating to Hazardous Materials or the protection of the environment, as in effect on and as interpreted as of the date hereof.
“Equity Commitment Letter” has the meaning specified in Section 5.6.
“Equity Financing” has the meaning specified in Section 5.6.
“Equity Financing Sources” means the HFCP VIII Investors, the CP VI Investors, the GIC Investors, the Blue Spectrum Investors and the Sponsor Rollover Sellers.
“Equity Plan” means the Jaguar Holding Company I Amended and Restated 2011 Equity Incentive Plan, as amended from time to time.
“ERISA” has the meaning specified in Section 4.13(a).
“Excess Tax Deductions” has the meaning specified in Section 3.9(b).
“Exchange Agent” has the meaning specified in Section 3.3(a).
“Existing Credit Agreement” means that certain Credit Agreement, dated as of August 18, 2015, by and among Jaguar Holding Company II, Pharmaceutical Product Development, LLC, the Company, and the lenders and certain other parties thereto.
“Existing Indenture” means that certain Indenture, dated as of August 18, 2015, by and among Jaguar Holding Company II, Pharmaceutical Product Development, LLC, the guarantors party thereto and Wilmington Trust, National Association.
“Existing Representation” has the meaning specified in Section 12.16(a).

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“FDA” has the meaning specified in Section 4.26(b).
“Financial Statements” has the meaning specified in Section 4.8.
“Financing” has the meaning specified in Section 5.6.
“Financing Purposes” has the meaning specified in Section 5.6.
“Fully-Diluted Percentage” means, with respect to any Pre-Closing Holder, a ratio (expressed as a percentage) equal to (x) the sum of (A) the number of Common Shares (including shares of Parent Restricted Stock, but excluding for the avoidance of doubt Rollover Shares) held by such holder immediately prior to the Effective Time, plus (B) the number of shares of Parent Common Stock issuable upon the exercise of any Vested Options held by such holder immediately prior to the Effective Time, plus (C) the aggregate number of Rollover Shares held by such holder immediately prior to the Rollover Closing, divided by (y) the Aggregate Fully-Diluted Common Shares.
“Fundamental Company Representations” means the representations and warranties set forth in Section 4.1(a) (Corporate Organization of the Company), Section 4.3 (Due Authorization), Section 4.6 (Capitalization of the Company), Section 4.7 (Capitalization of Subsidiaries) solely with respect to Pharmaceutical Product Development, LLC and each Subsidiary of the Company that directly or indirectly owns equity interests in Pharmaceutical Product Development, LLC, and Section 4.28 (Restricted Payment Capacity).
“Funding Amount” has the meaning specified in Section 3.3.
“GAAP” means United States generally accepted accounting principles, consistently applied.
“GIC Investors” means Clocktower Investment Pte Ltd., a Singapore private limited company, together with its successors and permitted assigns.
“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency, instrumentality, court or tribunal, or any mediator, arbitrator or arbitral body.
“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, ruling, verdict, determination or award, in each case, made, issued or entered by or with any Governmental Authority.
“Hazardous Material” means any substance, material or waste that is listed, classified or regulated by a Governmental Authority as a “toxic substance”, “hazardous substance” or “hazardous material” or words of similar meaning and regulatory effect.
“HFCP VII Investors” means Hellman & Friedman Capital Partners VII, L.P., Hellman & Friedman Capital Partners VII (Parallel), L.P., HFCP VII (Parallel-A), L.P. and H&F Executives VII, L.P., together with their respective successors and permitted assigns.

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“HFCP VIII Investors” means Hellman & Friedman Capital Partners VIII, L.P., Hellman & Friedman Capital Partners VIII (Parallel), L.P., HFCP VIII (Parallel-A), L.P., H&F Executives VIII, L.P. and H&F Associates VIII, L.P., together with their respective successors and permitted assigns.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
“Hypothetical Base Income” has the meaning specified in Section 3.9(b).
“Hypothetical Reduced Income” has the meaning specified in Section 3.9(b).
“Information or Document Request” means any request or demand for the production, delivery or disclosure of documents or other evidence, or any request or demand for the production of witnesses for interviews or depositions or other oral or written testimony, by any Governmental Authority relating to the transactions contemplated hereby or by any third party challenging the transactions contemplated hereby, including any so called “second request” for additional information or documentary material or any civil investigative demand made or issued by the Antitrust Division of the United States Department of Justice or the United States Federal Trade Commission or any subpoena, interrogatory or deposition by any Governmental Authority.
“Intellectual Property” means all intellectual property rights of every kind and nature however denominated, as they exist throughout the world, including any of the following: (i) patents and patent applications; (ii) registered and unregistered trademarks, service marks and trade names, pending trademark and service mark registration applications, and intent-to-use registrations or similar reservations of marks; (iii) registered and unregistered copyrights, and applications for registration of copyright; (iv) internet domain names; (v) trade secrets, know-how and other proprietary rights; and (vi) rights in computer software and technology.
“Interim Investors Agreement” means that certain Interim Investors Agreement, dated as of the date hereof, by and among Buyer and each of the Equity Financing Sources.
“Investment Portfolio” has the meaning specified in Section 3.8(a).
“Law” means any statute, law, ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority.
“Leased Real Property” means all real property leased by the Company or any of its Subsidiaries, the lease of which may not be terminated by the Company or its Subsidiaries, at will or by giving notice of 90 days or less, without cost or penalty and pursuant to which the Company or any of its Subsidiaries leases 70,000 or more rentable square feet.
“Letter of Transmittal” has the meaning specified in Section 3.3(b).
“Lien” means any mortgage, deed of trust, deed to secure debt, pledge, charge, hypothecation, encumbrance, security interest or other lien of any kind.
“Material Adverse Effect” means, (i) with respect to the Company, a material adverse effect on the business, assets, liabilities, results of operations or financial condition of the

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Company and its Subsidiaries, taken as a whole; provided, however, that in no event will any of the following (or the effect of any of the following), alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Material Adverse Effect” on or in respect of the Company: (A) any change in Law, regulatory policies, accounting standards or principles (including GAAP) or any guidance relating thereto or interpretation thereof, (B) any change in interest rates or economic, political, business or financial market conditions generally (including any changes in credit, financial, commodities, securities or banking markets), (C) any change generally affecting any of the industries in which the Company or any of its Subsidiaries operates or the economy as a whole, (D) except for purposes of the representations and warranties set forth in Sections 4.3, 4.4, 4.5, and 4.13(f), the announcement or the execution of this Agreement, the pendency or consummation of the Merger or the performance of this Agreement, including (to the extent arising therefrom) losses or threatened losses of employees, customers, vendors, distributors or others having relationships with the Company or any of its Subsidiaries as a result of the foregoing, (E) the compliance with the terms of this Agreement (other than Section 7.1) or any action taken or not taken at the written request of Buyer or as required or contemplated by this Agreement (other than Section 7.1), (F) any natural disaster, (G) any acts of terrorism, sabotage, war, the outbreak or escalation of hostilities, weather conditions, change in geopolitical conditions or other force majeure events, or (H) any failure of the Company or its Subsidiaries to meet any projections or forecasts, provided that this clause (H) shall not prevent a determination that any change or effect underlying such failure to meet projections or forecasts has resulted in a Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Material Adverse Effect); except, in the case of clauses (A), (B), (C), (F) and (G) above, to the extent that any such change, condition, event or effect has a disproportionate and adverse effect on the Company or its Subsidiaries relative to other businesses in the industries in which the Company or its Subsidiaries operate; and (ii) with respect to Parent, Holdings, Merger Sub or Buyer, a material adverse effect on the ability of Parent, Holdings, Merger Sub or Buyer, in a timely manner, to enter into, to perform its obligations under, or to consummate the transactions contemplated by, this Agreement.
“Merger” has the meaning specified in Section 2.2(a).
“Merger Consent” has the meaning specified in Section 9.2.
“Merger Consideration” means (i) the aggregate amount payable with respect to Common Shares and Vested Options in respect of Cash Per Share Merger Consideration (net of exercise prices in the case of Vested Options) plus (ii) the aggregate Additional Merger Consideration.
“Merger Sub” has the meaning specified in the preamble hereto.
“Multiemployer Plan” has the meaning specified in Section 4.13(d).
“Net Earn-Out Tax” has the meaning specified in Section 3.8(b).
“Nonparty Affiliates” has the meaning specified in Section 12.15.
“Option” has the meaning specified in Section 3.2(a).

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“Option Rollover Amount” means, with respect to a Pre-Closing Holder of Vested Options, an amount equal to the applicable Option Rollover Percentage of the sum of (i) the aggregate Per Option Closing Consideration and (ii) Unpaid Bonuses, in each case payable to such Pre-Closing Holder determined without giving effect to any applicable withholding or deduction, including pursuant to Section 3.7.
“Option Rollover Percentage” means, with respect to a Pre-Closing Holder of Vested Options, (i) if such holder is currently an employee of the Company or any of its Subsidiaries and in connection therewith has a title of Vice President, 10%, (ii) if such holder is currently an employee of the Company or any of its Subsidiaries and in connection therewith has a title of Senior Vice President, 20%, (iii) if such holder is currently an employee of the Company or any of its Subsidiaries and in connection therewith has a title of Executive Vice President or higher, 25%, and (iv) if none of clauses (i), (ii) or (iii) apply, 0%.
“Owned Real Property” means all real property owned by the Company or any of its Subsidiaries.
“Parent” has the meaning specified in the preamble hereto.
“Parent Common Stock” shall mean common stock of Parent prior to the Effective Time, par value $0.01 per share. For the avoidance of doubt, in no event shall any Parent Common Stock be deemed Surviving Corporation Non-Voting Common Stock or Surviving Corporation Voting Common Stock.
“Parent Related Parties” means Parent, Holdings, Merger Sub, any of their respective former, current or future stockholders, managers, members, directors, partners, officers, Affiliates and agents and any former, current or future stockholders, managers, members, directors, partners, officers, Affiliates and agents of any of the foregoing and any successor or assign of the foregoing.
“Parent Restricted Stock” has the meaning specified in Section 3.1(a).
“Per Option Closing Consideration” has the meaning specified in Section 3.2(b).
“Permitted Liens” means (i) mechanics, materialmen’s and similar Liens with respect to any amounts not yet due and payable or which are being contested in good faith through (if then appropriate) appropriate proceedings, (ii) Liens for Taxes not yet delinquent or which are being contested in good faith through (if then appropriate) appropriate proceedings, (iii) Liens securing rental payments under capital lease agreements, (iv) Liens on real property (including easements, covenants, rights of way and similar restrictions of record) that (A) are matters of record or would be disclosed by a current, accurate survey or physical inspection of such real property, or (B) do not materially interfere with the present uses of such real property, (v) to the extent terminated in connection with the payment of indebtedness at the Closing, Liens securing payment, or any other obligations, of the Company or its Subsidiaries with respect to such indebtedness, (vi) Liens constituting a lease, sublease, license or occupancy agreement that gives any third party any right to occupy any real property, (vii) other Liens arising in the ordinary course of business and not incurred in connection with the borrowing of money and not interfering materially, individually or in the aggregate, with the ordinary conduct of the business

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of the Company or its Subsidiaries as currently conducted, and (viii) Liens described on Schedule 1.1(b).
“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, governmental agency or instrumentality or other entity of any kind.
“Post-Closing Matters” has the meaning specified in Section 12.16(a).
“Post-Closing Representation” has the meaning specified in Section 12.16(a).
“Pre-Closing Designated Persons” has the meaning specified in Section 12.16(b).
“Pre-Closing Holders” means all (i) Persons who hold one or more Common Shares (including shares of Parent Restricted Stock) and/or Vested Options immediately prior to the Effective Time and (ii) Rollover Sellers.
“Pre-Closing Privilege” has the meaning specified in Section 12.16(b).
“Prior Company Counsel” has the meaning specified in Section 12.16(a).
“Realized Tax Deductions” has the meaning specified in Section 3.9(b).
“Recapitalized Shares” has the meaning specified in Section 3.1(a).
“Remedies Exception” has the meaning specified in Section 4.3.
“Reorganization Merger” has the meaning specified in Section 2.1(a).
“Reorganization Merger Dissenting Shares” has the meaning specified in Section 2.1(c)(iv).
“Reorganization Merger Effective Time” has the meaning specified in Section 2.1(b).
“Reorganization Merger Surviving Company” has the meaning specified in Section 2.1(a).
“Repurchased Shares” has the meaning specified in Section 7.1(a)(ii).
“Reserve Account” shall mean, at the time of determination, the aggregate amount of all Earn-Out Amounts that have been set aside and not paid to the Pre-Closing Holders pursuant to Section 3.8(c) and that have not been used to fund Investment Portfolio commitments.
“Restricted Payment Limitation” has the meaning specified in Section 3.10.
“Rollover Agreements” means those rollover agreements, each between a holder of Common Stock and Buyer, pursuant to which such holder agrees to contribute prior to the Closing a number of shares of Parent Common Stock to Buyer in exchange for equity interests of Buyer plus the right to receive certain payments.

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“Rollover Closing” means the Investment Closing as defined in the applicable Rollover Agreement.
“Rollover Sellers” means each holder of Common Stock that contributes Rollover Shares pursuant to a Rollover Agreement.
“Rollover Shares” means each share of Parent Common Stock held by a Rollover Seller that is contributed or otherwise transferred to Buyer at the Rollover Closing pursuant to the terms and conditions of the applicable Rollover Agreement.
“Schedules” has the meaning specified in the first sentence of Article IV.
“Section 3.9 Return” has the meaning specified in Section 3.9(b).
“Sponsor Rollover Agreement” means each Rollover Agreement that a Sponsor Rollover Seller is party to.
“Sponsor Rollover Seller” means each HFCP VII Investor that is a Rollover Seller.
“Stockholders Agreement” means that certain First Amended and Restated Stockholders Agreement of the Company, dated as of March 16, 2012, by and among the Company and the other Persons party thereto.
“Subsidiary” means, with respect to a Person, a corporation or other entity of which more than 50% of the voting power of the equity securities or equity interests is owned, directly or indirectly, by such Person.
“Surviving Corporation” has the meaning specified in Section 2.2(b).
“Surviving Corporation Non-Voting Common Stock” means the non-voting common stock, par value $0.01 per share, of the Surviving Corporation.
“Surviving Corporation Voting Common Stock” means the voting common stock, par value $0.01 per share, of the Surviving Corporation.
“Tax Returns” means any return, declaration, report, statement, information statement or other document filed or required to be filed with respect to Taxes, including any schedules or attachments thereto and any amendments or supplements of any of the foregoing.
“Taxes” means all federal, state, local, foreign or other tax, including all income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, ad valorem, value added, inventory, franchise, profits, withholding, escheat, abandoned or unclaimed property obligation, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, alternative or add-on minimum, or estimated tax, and including any interest, fine, penalty or addition thereto.
“Terminating Buyer Breach” has the meaning specified in Section 11.1.

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“Terminating Company Breach” has the meaning specified in Section 11.1(b).
“Termination Date” has the meaning specified in Section 11.1(b).
“Top Customers” has the meaning specified in Section 4.25.
“Top Suppliers” has the meaning specified in Section 4.25.
“Transaction Agreements” has the meaning specified in Section 12.10.
“U.S. Pre-Closing Holder” means any Pre-Closing Holder that is subject to income Tax in the United States.
“Unfunded CP VI Amount” has the meaning specified in Section 3.3(c).
“Unfunded HCP VIII Amount” has the meaning specified in Section 3.3(c).
“Unpaid Bonuses” means any cash bonuses with respect to a Vested Option that are unpaid as of immediately prior to the Effective Time and are related to dividend payments previously made to stockholders of the Company.
“Value” means, with respect to each share of Surviving Corporation Voting Common Stock or Surviving Corporation Non-Voting Common Stock, an amount equal to $27.086.
“Vested Options” has the meaning specified in Section 3.2(a).
1.2    Construction.
(a)    Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement; (iv) the terms “Article”, “Section”, “Schedule” or “Annex” refer to the specified Article or Section of, or Schedule or Annex to, this Agreement; (v) the word “including” shall mean “including, without limitation,” and (vi) the word “or” shall be disjunctive but not exclusive.
(b)    Unless the context of this Agreement otherwise requires, and except with respect to the Schedules, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto.
(c)    Unless the context of this Agreement otherwise requires, references to statutes shall include all rules and regulations promulgated thereunder and any references to a particular Law shall refer to such Law as amended from time to time through and until the date of this Agreement.
(d)    The language used in this Agreement shall be deemed to be the language chosen jointly by the parties to express their mutual intent and no rule of strict construction shall be applied against any party.

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(e)    Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified.
(f)    The phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”.
(g)    All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.
(h) All amounts payable pursuant to this Agreement shall be paid in U.S. dollars, and all references to “$” or “dollars” shall mean the lawful currency of the United States of America.
1.3    Knowledge. As used herein, the phrase “to the knowledge” of any party shall mean the actual knowledge (without any implied duty to investigate) of (a) in the case of the Company, David Simmons, Judd Hartman, Robert Hureau, William Sharbaugh and Ed Murray, and (b) in the case of all other Persons, such Person’s executive officers.
ARTICLE II.
REORGANIZATION; THE MERGER; CLOSING
2.1    Reorganization.
(a)    Reorganization Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”), Merger Sub shall merge with and into the Company at the Reorganization Merger Effective Time and the Company (the “Reorganization Merger Surviving Company”) shall continue as the surviving corporation and a wholly owned subsidiary of Holdings (the “Reorganization Merger”). The effect of the Reorganization Merger shall be as provided in this Agreement and the applicable provisions of the DGCL.
(b)    Reorganization Merger Effective Time. As soon as practicable at the Closing, and prior to completion of the Conversion, the Merger and any other actions set forth in this Agreement to be taken at the Closing, Merger Sub and the Company shall cause the certificate of merger with respect to the Reorganization Merger in the form attached hereto as Annex E (the “Certificate of Reorganization Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL. The Reorganization Merger shall become effective at the time when the Certificate of Reorganization Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by Merger Sub and the Company in writing and specified in the Certificate of Reorganization Merger (the “Reorganization Merger Effective Time”).
(c)    Effects of the Reorganization Merger.
(i)    Reorganization Merger Surviving Company. At and after the Reorganization Merger Effective Time, the Reorganization Merger Surviving Company shall possess all of the rights, property, privileges, powers and franchises, of a public as well as a private nature, of Merger Sub and the Company, and shall become subject to all the debts, restrictions, disabilities and duties of each of Merger Sub and the Company.

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(ii)    Certificate of Incorporation, Bylaws, and Directors and Officers of the Reorganization Merger Surviving Company. At the Reorganization Merger Effective Time, (x) the certificate of incorporation of the Company in effect immediately prior to the Reorganization Merger Effective Time shall be the certificate of incorporation of the Reorganization Merger Surviving Company, (y) the bylaws of the Company in effect immediately prior to the Reorganization Merger Effective Time shall be the bylaws of the Reorganization Merger Surviving Company, and (z) the directors and officers of the Company immediately prior to the Reorganization Merger Effective Time shall continue as the directors and officers of the Reorganization Merger Surviving Company, each to hold office in accordance with the certificate of incorporation and bylaws of the Reorganization Merger Surviving Company.
(iii)    Treatment of Shares. At the Reorganization Merger Effective Time, by virtue of the Reorganization Merger and without any further action on the part of any stockholder of Merger Sub or the Company: (x) each share of Common Stock that is issued and outstanding immediately prior to the Reorganization Merger Effective Time (other than the shares that are to be cancelled in accordance with clause (y) below and the Reorganization Merger Dissenting Shares) shall be automatically cancelled and converted into one (1) validly issued, fully paid and nonassessable share of Parent Common Stock (and any shares of Parent Common Stock issued in respect of restricted shares of Common Stock (the “Company Restricted Shares”) shall continue to be subject to the same restrictions as in effect with respect to such Company Restricted Shares immediately prior to the Reorganization Merger Effective Time); (y) each share of Common Stock that is held by the Company in treasury or otherwise shall be automatically cancelled and retired and shall cease to exist, and no consideration shall be delivered or receivable in exchange therefor; and (z) each share of common stock of Merger Sub shall be converted into one share of common stock, par value $0.01 per share, of the Reorganization Merger Surviving Company. All outstanding certificates that represented shares of Common Stock immediately prior to the Reorganization Merger Effective Time shall be deemed for all purposes to evidence ownership of and represent the same number of shares of Parent Common Stock at and after the Reorganization Merger Effective Time. At and after the Reorganization Merger Effective Time, no transfer of shares of Common Stock that were outstanding immediately prior to the Reorganization Merger Effective Time shall be registered in the transfer books of the Company.
(iv)    Treatment of Options. At the Reorganization Merger Effective Time, Parent shall assume the Equity Plan and each option to purchase shares of Common Stock (the “Company Options”) that is issued and outstanding immediately prior to the Reorganization Merger Effective Time shall convert into an equivalent option to purchase the same number of shares of Parent Common Stock on the same terms and conditions (including the exercise price per share of Parent Common Stock applicable to each such option) and subject to the same vesting requirements, in each case, as were in effect immediately prior to the Reorganization Merger Effective Time. Parent and Company (including their respective Board of Directors) shall each take or cause to be taken any and all actions reasonably necessary to give effect to the treatment of the options set forth in this Section 2.1(c)(iv).

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(v)    Repurchase of Parent Common Stock. Immediately following the Reorganization Merger Effective Time, each share of Parent Common Stock held by the HFCP VII Investors and the CP V Investors immediately prior to the Reorganization Merger Effective Time shall be repurchased by Parent at a price per share equal to $1.00, such price being equal to the same price per share that the HFCP VII Investors and the CP V Investors initially paid for such shares.
(vii)    Reorganization Merger Dissenter’s Rights. Notwithstanding anything in this Agreement to the contrary, shares (the “Reorganization Merger Dissenting Shares”) of Common Stock issued and outstanding immediately prior to the Reorganization Merger Effective Time that are held by any holder who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all respects with, the provisions of Section 262 of the DGCL shall not be converted into Parent Common Stock as provided in Section 2.1(c)(iii), but instead such holder shall be entitled to payment of the fair value of such shares in accordance with the provisions of Section 262 of the DGCL. At the Reorganization Merger Effective Time, all Reorganization Merger Dissenting Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of Reorganization Merger Dissenting Shares shall cease to have any rights with respect thereto, except the right to receive the fair value of such Reorganization Merger Dissenting Shares in accordance with the provisions of Section 262 of the DGCL. Notwithstanding the foregoing, if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 of the DGCL or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, then the right of such holder to be paid the fair value of such holder’s Dissenting Shares under Section 262 of the DGCL shall cease and each such Dissenting Share shall be deemed to have been converted at the Reorganization Merger Effective Time into Parent Common Stock as provided in Section 2.1(c)(iii). The Company shall deliver prompt notice to Buyer of any demands for appraisal of any shares of Common Stock with respect to the Reorganization Merger, and Buyer shall have the right to participate in all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Buyer, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.
(d)    Conversion. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the DGCL and the Delaware Limited Liability Company Act (“DLLCA”), at the Conversion Effective Time, the Reorganization Merger Surviving Company shall be converted from a Delaware corporation to a Delaware limited liability company (the “Conversion”) and in connection with the Conversion, each share of common stock of the Reorganization Merger Surviving Company shall be automatically converted into one limited liability company interest of the resulting Delaware limited liability company. The effect of the Conversion shall be as provided in this Agreement and the applicable provisions of the DGCL and the DLLCA. Immediately following (and not prior to) the Reorganization Merger Effective Time and the consummation of the transactions contemplated in Section 2.1(c)(v) and prior to the consummation of the Merger, the Company shall cause the certificate of conversion in the form attached hereto as Annex F (the “Certificate

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of Conversion”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware in accordance with the DGCL and the DLLCA. The Conversion shall become effective at the time when the Certificate of Conversion has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by Buyer and the Company in writing and specified in the Certificate of Conversion (the “Conversion Effective Time”).
(e)    Tax Treatment. The parties agree that the Reorganization Merger and the Conversion, considered together as a single integrated transaction for U.S. federal income tax purposes, shall be treated as a reorganization within the meaning of Section 368(a)(1)(F) of the Code and that this Agreement shall constitute a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-3(a).
2.2    The Merger.
(a)    Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the applicable provisions of the DGCL, Buyer and Parent (Buyer and Parent sometimes being referred to herein as the “Constituent Corporations”) shall cause Buyer to be merged with and into Parent effective as of the Effective Time, with Parent being the surviving corporation (the “Merger”). The Merger shall be consummated at the Effective Time in accordance with this Agreement and evidenced by a certificate of merger relating to the Merger in substantially the form of Annex A (the “Certificate of Merger”).
(b)    Upon consummation of the Merger, the separate corporate existence of Buyer shall cease and Parent, as the surviving corporation of the Merger (hereinafter referred to for the periods at and after the Effective Time as the “Surviving Corporation”), shall continue its corporate existence under the DGCL.
2.3    Effects of the Merger. At and after the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the foregoing, the Surviving Corporation shall thereupon and thereafter possess all of the rights, property, privileges, powers and franchises, of a public as well as a private nature, of the Constituent Corporations, and shall become subject to all the debts, restrictions, disabilities and duties of each of the Constituent Corporations.
2.4    Closing; Effective Time. Subject to the terms and conditions of this Agreement, the closing of the Reorganization Merger, the Conversion and the Merger (the “Closing”) shall take place at the offices of Latham & Watkins LLP, 555 Eleventh Street, N.W., Washington, DC 20004, at 10:00 a.m. (Eastern time) on the date which is two (2) Business Days after the date on which all conditions set forth in Article X shall have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) or such other time and place as Buyer and the Company may mutually agree. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date”. Subject to the satisfaction or waiver of all of the conditions set forth in Article X, and provided this Agreement has not theretofore been terminated pursuant to its terms, immediately after (and not prior to) the Conversion Effective Time, Buyer and Parent shall cause the Certificate of Merger to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL. The Merger shall become

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effective at the time when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by Buyer and the Company in writing and specified in the Certificate of Merger (the “Effective Time”).
2.5    Certificate of Incorporation and Bylaws of the Surviving Corporation.
(a)    At the Effective Time, the certificate of incorporation of Parent shall be amended as of the Effective Time to read in its entirety in the form of the certificate of incorporation attached hereto as Annex B, and, as so amended, shall become the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of the DGCL and such certificate of incorporation.
(b)    The parties hereto shall take all actions necessary so that the bylaws of Parent in effect immediately prior to the Effective Time shall, from and after the Effective Time, be amended in their entirety to read as set forth in the form of the bylaws attached hereto as Annex C, and, as so amended, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of the DGCL, the certificate of incorporation of the Surviving Corporation and such bylaws.
2.6    Directors and Officers of the Surviving Corporation.
(a)    The directors of Buyer immediately prior to the Effective Time shall be the directors of the Surviving Corporation immediately after the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.
(b)    The officers of Parent immediately prior to the Effective Time shall be the officers of the Surviving Corporation immediately after the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly appointed or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.
ARTICLE III.
EFFECTS OF THE MERGER ON THE CAPITAL STOCK AND EQUITY AWARDS

3.1    Conversion of Company Shares, Parent Restricted Stock.
(a)    At the Effective Time, by virtue of the Merger and without any further action on the part of any stockholder of Parent or Buyer, (i) each share of Parent Common Stock held by Buyer, or Parent in treasury or otherwise, shall be canceled and retired and shall cease to exist, and no consideration shall be delivered or receivable in exchange therefor (such shares, “Cancelled Shares”), and (ii) each share of Parent Common Stock held by any Subsidiary of Parent (such shares, the “Recapitalized Shares”) shall remain outstanding and shall be converted into that number of shares of Surviving Corporation Voting Common Stock that bears the same ratio to the aggregate number of outstanding shares of common stock of the Surviving Corporation immediately after the Effective Time as the number of such shares of Common

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Stock held by such Subsidiary immediately prior to the Effective Time bore to the number of Aggregate Fully-Diluted Common Shares. At the Effective Time, by virtue of the Merger and without any action on the part of any holder of Parent Common Stock, each share (a “Common Share”) of Parent Common Stock (including restricted shares of Parent Common Stock (the “Parent Restricted Stock”)) that is issued and outstanding immediately prior to the Effective Time (other than (x) Cancelled Shares, (y) Recapitalized Shares and (z) Dissenting Shares, which Cancelled Shares, Recapitalized Shares and Dissenting Shares shall not constitute “Common Shares” hereunder, and for the avoidance of doubt “Common Shares” shall not include any Parent Common Stock underlying unexercised Options or any Rollover Shares) shall thereupon be canceled and converted into and become the right to receive from Buyer, without interest, (x) $27.086 in cash (the “Cash Per Share Merger Consideration”) plus (y) the applicable portion of the Additional Merger Consideration in accordance with Sections 3.8 and 3.9.
(b)    At the Effective Time, by virtue of the Merger and without any action on the part of Buyer, (x) each share of non-voting common stock, par value $0.01 per share, of Buyer shall be converted into one share of Surviving Corporation Non-Voting Common Stock, and (y) each share of voting common stock, par value $0.01 per share, of Buyer shall be converted into one share of Surviving Corporation Voting Common Stock.
(c)    Immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of Parent, Buyer, or the Pre-Closing Holders of Parent Restricted Stock, each share of Parent Restricted Stock will become fully vested and all forfeiture restrictions thereon shall lapse and shall be treated as a Common Share or a Rollover Share, as applicable, for purposes of this Article III.
(d)    From and after the Effective Time, (i) holders of Certificates and Book-Entry Shares shall cease to have any rights as stockholders of Parent and (ii) the consideration paid pursuant to this Article III upon the surrender of Certificates and Book-Entry Shares in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to the Common Shares, subject to the continuing rights of the Pre-Closing Holders under this Agreement. If, between the date of this Agreement and the Effective Time, the shares of Parent Common Stock are changed into a different number or class of shares by means of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification or other similar transaction, then the portion of the Merger Consideration attributable to a Common Share, Rollover Share or Vested Option (and the defined terms related thereto) shall be equitably adjusted.
3.2    Treatment of Options.
(a)    All options to purchase shares of Parent Common Stock (“Options”), whether or not vested or exercisable, that are outstanding immediately prior to the Effective Time shall become fully vested and exercisable as of immediately prior to the Effective Time but following the Conversion Effective Time (such options, the “Vested Options”).
(b)    As a result of the Merger, each Vested Option shall be cancelled and converted into the right to receive (i) the product of (x) the excess (if any) of the Cash Per Share Merger Consideration over the applicable exercise price multiplied by (y) the aggregate number of shares of Parent Common Stock issuable upon exercise of such Vested Option (this clause (i), the “Per

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Option Closing Consideration”), (ii) Unpaid Bonuses with respect to such Vested Option, and (iii) the applicable portion of the Additional Merger Consideration with respect to such Vested Option in accordance with Sections 3.8 and 3.9, in each case without interest and subject to any applicable withholding or deduction (including pursuant to Section 3.7). Except as required by the terms of any agreement between the Company and the applicable Pre-Closing Holder of Vested Options or as otherwise agreed to between Buyer and the applicable Pre-Closing Holder of Vested Options, a portion of the aggregate Per Option Closing Consideration payable to each Pre-Closing Holder of Vested Options in an amount equal to the Option Rollover Amount shall be paid in the form of validly issued, fully paid and nonassessable shares of Surviving Corporation Non-Voting Common Stock issued by the Surviving Corporation to such Pre-Closing Holder of Vested Options immediately following the Closing with an aggregate Value equal to the Option Rollover Amount; provided, that the number of shares of Surviving Corporation Non-Voting Common Stock to be issued pursuant to this Section 3.2(b) shall, at the sole discretion of the Surviving Corporation, be rounded up to the next whole number to the extent needed to avoid the issuance of fractional shares (and the cash portion of the aggregate Per Option Closing Consideration and Unpaid Bonuses shall be reduced by a corresponding amount). The Surviving Corporation Non-Voting Common Stock to be issued by the Surviving Corporation pursuant to this Section 3.2(b) shall be issued pursuant to the Equity Plan.
(c)    The aggregate cash portion of the Per Option Closing Consideration and any Unpaid Bonuses payable to each Pre-Closing Holder of Vested Options shall be paid by the Surviving Corporation (or the Surviving Corporation shall cause such payments to be made), less Taxes required to be withheld under applicable Law due to the treatment of Options set forth in this Section 3.2 (which taxes the employer of such Pre-Closing Holder of Vested Options will remit to the applicable Governmental Authority), through the Company’s or its Subsidiaries’ payroll system no later than the next regularly occurring payroll payment date occurring at least fifteen (15) Business Days after the Closing Date.
(d)    Each of the Company, Parent and Buyer (and their respective Board of Directors) shall each take or cause to be taken any and all actions reasonably necessary to give effect to the treatment of Options set forth in this Section 3.2.
3.3    Payment and Exchange of Certificates and Book-Entry Shares.
(a)    At the Closing, Buyer shall pay or cause to be paid to an exchange agent (the “Exchange Agent”) selected by the Company and reasonably acceptable to Buyer by wire transfer of immediately available funds, an amount (the “Funding Amount”) equal to (i) the Cash Per Share Merger Consideration multiplied by the aggregate number of Common Shares held by all Pre-Closing Holders as of immediately prior to the Effective Time less (ii) the Deferred Payment Amount; provided that Buyer will promptly thereafter pay or cause to be paid to the Exchange Agent any amounts by which the Funding Amount increases due to any Dissenting Shares becoming Common Shares in accordance with Section 3.6. Buyer shall pay or cause to be paid the fees and expenses of the Exchange Agent.
(b)    After the Effective Time but subject to clause (c) below, (x) each Pre-Closing Holder of Common Shares represented by an outstanding certificate or outstanding certificates for such Common Shares (collectively, the “Certificates”), upon surrender to the Exchange Agent of such Certificate(s) and a letter of transmittal in the form attached hereto as Annex D

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(“Letter of Transmittal”), and (y) each Pre-Closing Holder of non-certificated Common Shares represented by book-entry (collectively, the “Book-Entry Shares”), upon surrender to the Exchange Agent of a Letter of Transmittal, shall, in the case of clauses (x) and (y), be entitled to receive in exchange therefor (i) from the Exchange Agent an amount in cash equal to the product of (x) the Cash Per Share Merger Consideration multiplied by (y) the aggregate number of Common Shares surrendered in the applicable Letter of Transmittal and (ii) the applicable portion of the Additional Merger Consideration with respect to such Common Shares in accordance with Sections 3.8 and 3.9. Notwithstanding the foregoing but subject to clause (c) below, in the event that any CP V Investor or HFCP VII Investor delivers the Letter of Transmittal and, if applicable, the Certificate(s) representing such Common Shares to Buyer at least two (2) Business Days prior to the Closing, the Surviving Corporation shall pay or cause to be paid the aggregate amount of the Cash Per Share Merger Consideration to which such holder is entitled in consideration therefor directly to such holder at the Closing by wire transfer of immediately available funds and the Funding Amount payable to the Exchange Agent shall be reduced by such amount. Pending such surrender and exchange of a Pre-Closing Holder’s Certificate(s) or Book-Entry Shares, as applicable, a holder’s Certificate(s) and Book-Entry Shares, as applicable, shall be deemed for all purposes to evidence such holder’s right to receive the portion of the Cash Per Share Merger Consideration and the Additional Merger Consideration into which such Common Shares shall have been converted as a result of the Merger.
(c)    Notwithstanding anything to the contrary in this Agreement, payment of the Cash Per Share Merger Consideration with respect to each Deferred Payment Share will be deferred, without interest, until the Deferred Payment Date; provided, that (x) to the extent the CP VI Investors do not fund all or any portion of their Equity Financing on the Deferred Payment Date pursuant to their Commitment Letters (such unfunded portion, the “Unfunded CP VI Amount”), payment with respect to a number of Deferred Payment Shares (rounded up to the nearest whole number) held by the CP V Investors (and not any other Pre-Closing Holder) equal to (i) the Unfunded CP VI Amount divided by (ii) the Cash Per Share Merger Consideration will be further deferred, without interest, and will only be paid to the CP V Investors at such time that the CP VI Investors pays the full Unfunded CP VI Amount and (y) to the extent the HFCP VIII Investors do not fund all or any portion of their Equity Financing on the Deferred Payment Date pursuant to their Commitment Letters (such unfunded portion, the “Unfunded HFCP VIII Amount”), payment with respect to a number of Deferred Payment Shares (rounded up to the nearest whole number) held by the HFCP VII Investors (and not any other Pre-Closing Holder) equal to (i) the Unfunded HFCP VIII Amount divided by (ii) the Cash Per Share Merger Consideration will be further deferred, without interest, and will only be paid to the HFCP VII Investors at such time that the HFCP VIII Investors pays the full Unfunded HFCP VIII Amount. Subject to the proviso in the preceding sentence, on the Deferred Payment Date, the Surviving Corporation shall pay or cause to be paid to the applicable Pre-Closing Holder of Deferred Payment Shares, by wire transfer of immediately available funds to the account set forth in its Letter of Transmittal (or as otherwise designated by such Pre-Closing Holder in writing to the Surviving Corporation at least two (2) Business Days prior to the Deferred Payment Date), an amount equal to the product of (x) the Cash Per Share Merger Consideration multiplied by (y) the aggregate number of Deferred Payment Shares held by such Pre-Closing Holder, without interest.

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3.4    Exchange Agent. Promptly following the date which is one year after the Effective Time, the Surviving Corporation shall instruct the Exchange Agent to deliver to the Surviving Corporation all cash, Certificates and other documents in its possession relating to the transactions contemplated hereby, and the Exchange Agent’s duties shall terminate. Thereafter, each Pre-Closing Holder of a Certificate or Book-Entry Shares (other than Certificates or Book-Entry Shares, as applicable, representing Dissenting Shares) may surrender such Certificate and Book-Entry Shares to the Surviving Corporation and (subject to applicable abandoned property, escheat and similar Laws) receive in consideration therefor, and the Surviving Corporation shall promptly pay or cause to be paid the portion of the Merger Consideration deliverable in respect thereof as determined in accordance with this Article III without any interest thereon.
3.5    Lost Certificate. In the event any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond in customary amount and upon such customary terms as may be required by the Surviving Corporation as indemnity against any claim that is made against it or the Surviving Corporation with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof as determined in accordance with this Article III.
3.6    Dissenting Shares. Notwithstanding the foregoing provisions of this Article III, shares (each, a “Dissenting Share”) of Parent Common Stock held by Persons who object to the Merger and comply with the provisions of the DGCL concerning the rights of holders of Parent Common Stock to dissent from the Merger and require appraisal of their shares of Parent Common Stock (the “Dissenting Stockholders”) shall not be converted into a right to receive any portion of the Merger Consideration and the holders thereof shall be entitled to such rights as are granted by Section 262 of the DGCL. Each holder of Dissenting Shares who becomes entitled to payment for such shares pursuant to Section 262 of the DGCL shall receive payment therefor from the Surviving Corporation in accordance with the DGCL; provided, however, that (i) if any such holder of Dissenting Shares shall have failed to establish such holder’s entitlement to appraisal rights as provided in Section 262 of the DGCL, or (ii) if any such holder of Dissenting Shares shall have effectively withdrawn such holder’s demand for appraisal of such shares or lost such holder’s right to appraisal and payment for such holder’s shares under Section 262 of the DGCL, such holder shall forfeit the right to appraisal of such shares and each such share shall not constitute a Dissenting Share and shall be treated as if it had been a Common Share immediately prior to the Effective Time and converted, as of the Effective Time, into a right to receive from the Surviving Corporation the portion of the Merger Consideration deliverable in respect thereof as determined in accordance with this Article III, without any interest thereon (and such holder shall be treated as a Pre-Closing Holder). The Company and Parent will give Buyer reasonable notice of all written notices received by the Company or Parent pursuant to Section 262 of the DGCL. Without the prior written consent of Buyer (which shall not be unreasonably withheld, conditioned or delayed), the Company and Parent shall not voluntarily make any payment with respect to, or settle or offer to settle, any such demand for payment. From and after the Effective Time, all Dissenting Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and no stockholder who has properly exercised and perfected appraisal rights pursuant to Section 262 of the DGCL shall have any rights with respect to such Dissenting

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Shares, except the right to receive the fair value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL, or be entitled to vote his or her shares of Parent Common Stock for any purpose or receive payment of dividends or other distributions with respect to his or her shares of Parent Common Stock (except dividends and distributions payable to stockholders of record at a date which is prior to the Effective Time).
3.7    Withholding. Parent, Buyer, the Company, the Company’s Subsidiaries, the Exchange Agent and any other applicable withholding agent shall be entitled to deduct and withhold from the consideration otherwise payable or deliverable in connection with the transactions contemplated by this Agreement, to any Person such amounts that Parent, Buyer, the Company, the Company’s Subsidiaries, the Exchange Agent or any other applicable withholding agent are required to deduct and withhold with respect to any such deliveries and payments under the Code or any provision of state, local, provincial or foreign Law (including in connection with the vesting or exercise of Parent Restricted Stock and Options); provided, however, that prior to making any such deduction or withholding from any payments in respect of Common Shares or Dissenting Shares (other than backup withholding or withholding with respect to compensatory amounts or as a failure of the Company to comply with the covenant set forth in Section 9.4 on or prior to the Closing Date), the applicable withholding entity shall use all reasonable best efforts to provide reasonable advance notice to the applicable recipient of the amounts subject to withholding and a reasonable opportunity in advance of such withholding for such recipient and/or the Company to provide forms or other evidence that would exempt such amounts from withholding tax. To the extent that amounts are so withheld and duly and timely deposited with the appropriate Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.
3.8    Investment Portfolio Earn-Out.
(a)    Each party hereto acknowledges and agrees that the value of the interests held by the Company and/or one or more of its Subsidiaries in the entities set forth on Schedule 3.8 (collectively, such interests being referenced herein as the “Investment Portfolio”) has not been reflected in the Cash Per Share Merger Consideration, and that the value of such Investment Portfolio shall be determined and payable to the Pre-Closing Holders (including Rollover Sellers) as Additional Merger Consideration in accordance with Section 3.8(b), subject to Section 3.10.
(b)    Subject to Section 3.8(c) and Section 3.10, Buyer and Parent hereby agree that, promptly (and in any event within fifteen (15) Business Days) following the receipt by Parent or any of its Subsidiaries of any distributions or other consideration in respect of the Investment Portfolio, Parent shall pay or cause to be paid to each Pre-Closing Holder an amount, without interest, equal to (i) the amount of such distribution or other consideration, in each case, net of the sum of any out-of-pocket expenses (including withholding Taxes, the employer portion of payroll Taxes and income Taxes) reasonably incurred by Parent and its Subsidiaries following the Closing (x) in the collection, receipt and payment of such amounts or (y) as a result of the ownership of such Investment Portfolio (each such net amount, subject to the proviso to this sentence, an “Earn-Out Amount”), multiplied by (ii) such Pre-Closing Holder’s Earn-Out Percentage, less any applicable withholding tax; provided, however, that, if following the Closing Date, Parent or any of its Subsidiaries is required to fund any commitment with respect

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to the Investment Portfolio, the amount of such commitment shall be first funded from the Reserve Account (thereby reducing the amount of the Reserve Account dollar for dollar) and to the extent such commitment exceeds the amount of the Reserve Account, the excess amount of such commitment shall be taken into account as an offset in determining the amount of the next Earn-Out Amount (and, to the extent the amount of such funded commitment exceeds the amount that would (but for this proviso) be the amount of the next Earn-Out Amount, the excess shall be taken into account as an offset in determining subsequent Earn-Out Amounts until fully applied). In calculating the Earn-Out Amount, the amount of income Taxes taken into account shall be an amount equal to the excess of (A) the cumulative amount for taxable periods (or portions thereof) commencing after the Closing Date of the product of (i) the amount of income or gain recognized by Parent or any of its Subsidiaries from the Investment Portfolio (net of losses from the Investment Portfolio for such taxable periods (or portions thereof) that are available to offset such income or gain and ignoring, for this purpose, (I) any of Parent’s or any of its Subsidiaries’ other Tax attributes and (II) any utilization of such losses from the Investment Portfolio to reduce income or gain of the Parent or any of its Subsidiaries other than any such income or gain from the Investment Portfolio) reduced by the amount of any expenses reasonably incurred by Parent and its Subsidiaries in the collection and payment of such amounts or as a result of the ownership of such Investment Portfolio or resulting from compensatory payments made pursuant to this Section 3.8(b), in each case, to the extent reasonably deductible for U.S. federal income tax purposes, multiplied by (ii) the highest combined corporate U.S. federal and state income tax rate applicable to such gain or income and in effect for the taxable year in which such income or gain is included in taxable income of Parent (such product, the “Net Earn-Out Tax”) over (B) the aggregate Net Earn-Out Tax that reduced any prior Earn-Out Amount. The calculation of the Earn-Out Amount as made by Parent in good faith shall be final and binding for all purposes of this Agreement absent manifest error; provided, that Parent shall provide the CP V Investors and the HFCP VII Investors and their respective designated representatives with supporting documentation relating to such calculations prior to finalizing such calculations and shall incorporate any reasonable comments provided by such persons.
(c)    Notwithstanding anything in Section 3.8(b) to the contrary: (i) if, at the time that an Earn-Out Amount is to be paid to the Pre-Closing Holders pursuant to Section 3.8(b), the Company determines that there is a Commitment Funding Shortfall, all or a portion of such Earn-Out Amount equal to the lesser of (x) the entire portion of such Earn-Out Amount and (y) the Commitment Funding Shortfall shall be set aside in a reserve account and not paid to the Pre-Closing Holders; (ii) after all Investment Portfolio commitments have been fully funded, Buyer shall promptly (and in any event within fifteen (15) Business Days) pay or cause to be paid to each Pre-Closing Holder an amount equal to the product of (x) the amount (if any) of the remaining Reserve Account at such time multiplied by (y) such holder’s applicable Earn-Out Percentage determined at the time of such payment, less any applicable withholding tax and without interest; and (iii) no Pre-Closing Holder shall be entitled to receive any portion of any Earn-Out Amount that is set aside and not paid pursuant to clause (i) except to the extent provided in clause (ii). For the avoidance of doubt, any Earn-Out Amount that is set aside in a reserve account pursuant to this Section 3.8(c) shall apply on a pro rata basis to all Pre-Closing Holders based on their respective Earn-Out Percentages determined at the time that such amounts are set aside.
3.9    Company Tax Benefits.

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(a)    Subject to Sections 3.9(d) and 3.10, after the Closing, Parent shall pay or cause to be paid within fifteen (15) Business Days after (i) to the extent a Company Tax Benefit is realized by way of a reduction in cash income Taxes payable by Parent in accordance with this Section 3.9, the date of Parent’s filing a Section 3.9 Return (as defined below) or (ii) to the extent a Company Tax Benefit is realized by way of a refund in accordance with this Section 3.9, receiving the applicable Tax refund relating to a Section 3.9 Return, to each Pre-Closing Holder (including each Rollover Seller) an amount, without interest, equal to (x) the product of (A) the amount of such Company Tax Benefit with respect to the taxable period covered by such Section 3.9 Return, multiplied by (B) such holder’s Earn-Out Percentage, less (y) any applicable withholding Taxes. The determination and calculation of any Company Tax Benefit made by Parent in good faith shall be final and binding for all purposes of this Agreement absent manifest error; provided that, Parent shall provide the CP V Investors and the HFCP VII Investors and their respective designated representatives with supporting documentation relating to such calculations prior to finalizing such calculations and shall incorporate any reasonable comments provided by such persons. Notwithstanding the foregoing, payments under this Section 3.9(a) shall be reduced until the cumulative amount of such reduction in payments equals the Assumed Payroll Cost Amount.
(b)    For purposes of this Agreement:
(i)    “Adjusted Federal Tax Rate” for a taxable period means the sum of (A) the Applicable Federal Tax Rate for such period and (B) the product (expressed as a percentage) of (1) one minus the rate (expressed as a decimal) described in clause (A) and (2) the highest combined state income tax rate applicable to Parent; provided that, with respect to any Change of Control Payment, such highest combined state income tax rate shall mean such rate for the taxable year in which the Change of Control Transaction occurs.
(ii)    “Applicable Federal Tax Rate” for a taxable period shall mean the marginal corporate U.S. federal income tax rate applicable to Parent for such period; provided that, with respect to any Change of Control Payment, such rate shall mean the marginal corporate U.S. federal income tax rate applicable to Parent for the taxable year in which the Change of Control Transaction occurs.
(iii)    “Change of Control Transaction” means a “change of control” as defined in the definitive documentation for the Debt Financing.
(iv)    “Change of Control Payment” shall mean an amount equal to the product of (i) all Excess Tax Deductions with respect to which a Company Tax Benefit payment has not previously been made to the Pre-Closing Holders pursuant to Section 3.9(a), whether or not the related Tax benefits have actually been realized by the Company or any of its Subsidiaries as of the date of the Change of Control Transaction and whether or not such Tax benefits are reasonably expected to be realized by the Company or any of its Subsidiaries by or after the date of the Change of Control Transaction, multiplied by (ii) the Adjusted Federal Tax Rate.
(v)    “Company Tax Benefit” realized in respect of a taxable period covered by a Section 3.9 Return shall be an amount equal to the product of (A) the excess, if any, of

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(1) Hypothetical Base Income for such taxable period over (2) the greater of (x) Hypothetical Reduced Income for such taxable period and (y) zero multiplied by (B) the Adjusted Federal Tax Rate; provided, however, that, notwithstanding anything to the contrary in this Agreement, for purposes of determining the amount of Company Tax Benefits for purposes of this Section 3.9, the cumulative excess of (1) over (2) in the clause (A) of this definition shall not exceed the Assumed Transaction Tax Deduction Amount. If more than one Section 3.9 Return is filed for the same taxable period (for example, if a Section 3.9 Return is filed to amend a previously filed Section 3.9 Return), the Company Tax Benefit for any such subsequent Section 3.9 Return shall be reduced (but not below zero) by the sum of all Company Tax Benefits previously calculated for the same taxable period in respect of all prior Section 3.9 Returns for such taxable period.
(vi)    “Excess Tax Deductions” shall mean, for any taxable year, the excess of the Assumed Transaction Tax Deduction Amount over the cumulative Realized Tax Deductions for all prior taxable years beginning with the taxable year including the Closing.
(vii)    "Hypothetical Base Income” shall mean, for any taxable year, the U.S. federal taxable income or loss of Parent and its Subsidiaries for such taxable year using the same methods, elections, conventions and similar practices used on the relevant Section 3.9 Return, but adjusted by excluding any deduction for state income taxes; provided, that, (i) for the taxable year that includes the Closing Date, the amount of Hypothetical Base Income shall be increased by an amount equal to the Assumed Transaction Tax Deduction Amount and (ii) for each subsequent taxable year, Hypothetical Base Income shall be calculated without taking into account any Excess Tax Deductions.
(viii)    “Hypothetical Reduced Income” for a taxable year shall mean the amount equal to (A) the Hypothetical Base Income for such taxable year minus (B)(1) for the taxable year including the Closing Date, the Assumed Transaction Tax Deduction Amount and (2) for each subsequent taxable year, the Excess Tax Deductions.
(ix)    “Realized Tax Deductions” means, with respect to any taxable year, the excess, if any, of (A) Hypothetical Base Income for such taxable year over (B) the greater of (1) Hypothetical Reduced Income for such taxable year or (2) zero.
(x)    “Section 3.9 Return” shall mean a U.S. federal income Tax Return (other than an estimated Tax Return) that includes (or reflects items of income or other Tax attributes of) Parent (which, for the avoidance of doubt, after the Effective Time means the Surviving Corporation) or any of its Subsidiaries that is filed or amended after the Closing Date (including any amended Tax Return and any Internal Revenue Service Form 1139 or similar Tax Return that claims a refund), in each case, that reports Tax items relevant to the calculation of a Company Tax Benefit for any taxable period. For the avoidance of doubt, a Section 3.9 Return shall not include a Tax Return for a taxable period ending prior to the taxable year that includes the Closing Date.
(c)    The parties agree that any payment made pursuant to this Section 3.9 shall be treated as an adjustment to the Merger Consideration or the consideration payable for Rollover

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Shares, as applicable, for all Tax purposes, unless otherwise required by applicable Law. The parties further agree that Parent and its Subsidiaries shall claim a refund of Taxes and not a credit against future Taxes in connection with any Section 3.9 Return if claiming such a refund would accelerate the timing of payments made pursuant to this Section 3.9 and to the extent such a refund is reasonably available.
(d)    No later than the date of the Change of Control Transaction, Parent shall pay or cause to be paid to each Pre-Closing Holder an amount equal to (x) the product of (A) the sum of the Change of Control Payment multiplied by (B) such holder’s Earn-Out Percentage, less (y) any applicable withholding Taxes. No later than twenty (20) Business Days prior to a Change of Control Transaction, the Company shall deliver to the Pre-Closing Holders a notice of the Change of Control Transaction and a schedule showing in reasonable detail the estimated calculation of the Change of Control Payment. The determination and calculation of any Change of Control Payment made by the Company in good faith shall be final and binding for all purposes of this Agreement absent manifest error; provided that, the Company shall provide the CP V Investors and the HFCP VII Investors and their respective designated representatives with supporting documentation relating to such calculations prior to finalizing such calculations and shall incorporate any reasonable comments provided by such persons. Upon the payment of the Change of Control Payment, all payment obligations of the Buyer and its Affiliates under this Section 3.9 shall be terminated and settled in full.
3.10    Post-Closing Payments. Notwithstanding anything in this Agreement to the contrary (other than as may be set forth in Section 3.9), in the event that the Board of Directors of the Surviving Corporation determines in good faith that payment of any portion of the Earn-Out Amount pursuant to Section 3.8 or Company Tax Benefits pursuant to Section 3.9 or the distribution by Jaguar Holding Company II or its Subsidiaries to the Company, Holdings or the Surviving Corporation of the cash necessary to make such payment, in each case (a) would violate any banking agreement or loan or other financial covenant of any indebtedness (including those incurred in connection with the Debt Financing) of the Surviving Corporation or its Subsidiaries (including Jaguar Holding Company II), regardless of when such agreement, covenant or indebtedness was created, incurred or assumed (a “Debt Violation”), or (b) is reasonably likely to result in the Surviving Corporation and its Subsidiaries not retaining sufficient restricted payment capacity under the terms of any banking agreement or loan or other financial covenant of any indebtedness of the Surviving Corporation or its Subsidiaries to permit interest payments with respect to the Debt Financing to be paid entirely in cash (a “Restricted Payment Limitation”), then the timing of such payment shall be delayed (and no interest shall accrue on such unpaid amounts) until such time that the Board of Directors of the Surviving Corporation determines in good faith that making such payment would not cause a Debt Violation or a Restricted Payment Limitation; provided, that (i) Parent shall use, and shall cause its Subsidiaries to use, commercially reasonable efforts (which shall not require (x) additional contributions of capital to the Company and its Subsidiaries or (y) any amendment to the Existing Indenture or Existing Credit Agreement or any other indebtedness of the Surviving Corporation or its Subsidiaries) to prevent the timely payment of amounts pursuant to Section 3.8 or Section 3.9 being a violation of any banking agreement or loan or other financial covenant of any indebtedness (including those incurred in connection with the Debt Financing) of the

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Surviving Corporation or its Subsidiaries (including Jaguar Holding Company II), (ii) without limiting clause (i), Parent shall not effect, or allow any of its Subsidiaries to effect, any dividend or distribution or other restricted payment (other than (x) by one or more Subsidiaries of the Company to one or more Subsidiaries of the Company or (y) by one or more Subsidiaries of the Company to the Company, Holdings or the Surviving Corporation of the cash necessary to make cash interest payments with respect to any indebtedness of the Surviving Corporation or its Subsidiaries) unless (A) the Board of Directors of the Surviving Corporation determines in good faith that such dividend or distribution is not expected to result in a delay of payments pursuant to this Section 3.10 and (B) no payments have been delayed (and not since made) pursuant to this Section 3.10, and (iii) any delay of payment pursuant to this Section 3.10 shall be proportionately applied to all Pre-Closing Holders (including Rollover Sellers) in accordance with such Person’s Earn-Out Percentage of the applicable payment.
ARTICLE IV.
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except as set forth in the schedules to this Agreement previously exchanged among the parties (the “Schedules”) in accordance with Section 12.9, the Company represents and warrants to Buyer as follows:
4.1    Corporate Organization of the Company.
(a)    The Company has been duly incorporated and is validly existing as a corporation in good standing under the Laws of the State of Delaware and has the corporate power and authority to own or lease its properties and to conduct its business as it is now being conducted.
(b)    The copies of the certificate of incorporation and bylaws of the Company previously made available by the Company to Buyer or its representatives are true and complete. The Company is duly licensed or qualified to do business and (where applicable) is in good standing as a foreign corporation in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not reasonably be expected to have a Material Adverse Effect on the Company.
4.2    Subsidiaries. The Subsidiaries of the Company and their jurisdiction of incorporation or organization are set forth on Schedule 4.2. The Subsidiaries have been duly formed or organized and are validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the laws of their respective jurisdictions of incorporation or organization and have the power and authority to own or lease their respective properties and to conduct their respective businesses as now being conducted, except where the failure to be so formed, organized or existing, or to have such power and authority, would not reasonably be expected to have a Material Adverse Effect on the Company. The Company has previously provided to Buyer or its representatives true and complete copies of the organizational documents of its Subsidiaries. Each Subsidiary of the Company is duly licensed or qualified to do business and (where applicable) in good standing as a foreign corporation (or other entity, if applicable) in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable,

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except where the failure to be so licensed or qualified or in good standing would not reasonably be expected to have a Material Adverse Effect on the Company.
4.3    Due Authorization. The Company has all requisite corporate power and authority to execute and deliver this Agreement and (subject to the consents, approvals, authorizations and other requirements described in Section 4.5) to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized and approved by the Board of Directors of the Company, and no other corporate proceeding on the part of the Company is necessary to authorize this Agreement (other than the Merger Consent). This Agreement has been duly and validly executed and delivered by the Company and (assuming this Agreement constitutes a legal, valid and binding obligation of Parent, Holdings, Merger Sub and Buyer) constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity (collectively, the “Remedies Exception”).
4.4    No Conflict. Subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 4.5 or on Schedule 4.5, and except as may result from any facts or circumstances relating solely to Buyer or any of its Affiliates, the execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby do not and will not, as of the Closing, (a) violate any provision of, or result in the breach of, any applicable Law to which the Company or any of its Subsidiaries is subject or by which any property or asset of the Company or any of its Subsidiaries is bound, (b) conflict with the certificate of incorporation, bylaws or other organizational documents of the Company or any of its Subsidiaries, (c) violate any provision of or result in a breach of, or require a consent under, any Contract listed on Schedule 4.12 (or any Contract required to be listed on Schedule 4.12), or terminate or result in the termination of any such Contract, or result in the creation of any Lien under any such Contract upon any of the properties or assets of the Company or any of its Subsidiaries, result in the acceleration of any payment, the addition of any fees or charges or the vesting or phasing out of any rights or interest under any such Contract, or constitute an event which, after notice or lapse of time or both, would result in any such violation, breach, termination or creation of a Lien, acceleration, addition, vesting or phasing out or (d) result in a violation or revocation of any required license, permit or approval from any Governmental Authority, except to the extent that the occurrence of any of the foregoing items set forth in clauses (a), (c) or (d) would not reasonably be expected to have (x) a material adverse effect on the ability of the Company to enter into and perform its obligations under this Agreement or (y) a Material Adverse Effect on the Company.
4.5    Governmental Consents. Assuming the truth and completeness of the representations and warranties of Buyer contained in this Agreement and except as may result from any facts or circumstances relating solely to Buyer or any of its Affiliates, no consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority is required on the part of the Company or any of its Subsidiaries with respect to the Company’s

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execution or delivery of this Agreement or the consummation by the Company of the transactions contemplated hereby, except for (a) applicable requirements of the HSR Act or any similar foreign Law, (b) any consents, approvals, authorizations, designations, declarations or filings, the absence of which would not reasonably be expected to have (x) a material adverse effect on the ability of the Company to enter into and perform its obligations under this Agreement or (y) a Material Adverse Effect on the Company, (c) compliance with any applicable requirements of the securities Laws, and (d) the filing of the Certificate of Merger in accordance with the DGCL.
4.6    Capitalization of the Company.
(a)    The authorized capital stock of the Company consists of 250,000,000 shares of Common Stock, of which 173,573,054 shares (including Company Restricted Shares) are issued and outstanding as of the date of this Agreement. All of the issued and outstanding shares of Common Stock have been duly authorized and validly issued and are fully paid and nonassessable and have not been issued in violation of any preemptive or similar rights.
(b)    Schedule 4.6 sets forth, as of the date hereof, a complete list of the Common Stock, Company Restricted Shares and the Company Options, including the name of each holder, the number of shares of Common Stock subject to each such award and, with respect to a Company Option, the exercise price of each such Company Option. All such shares of Company Restricted Shares and Company Options were issued under the Jaguar Holding Company I 2011 Equity Incentive Plan.
(c)    The Company has not granted (i) any outstanding options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of Common Stock, (ii) any outstanding stock appreciation right, phantom stock or similar equity equivalent right in the Company or (iii) any outstanding bond, debenture or other indebtedness having the right to vote or convertible or exchangeable for securities of the Company having the right to vote or convertible or exchangeable for securities of the Company having the right to vote. The Company is not a party to any outstanding commitments or agreements providing for the issuance of additional shares, the sale of treasury shares, or for the repurchase or redemption of shares of Common Stock, and there are no agreements of any kind which may obligate the Company to issue, purchase, register for sale, redeem or otherwise acquire any of its capital stock or options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of capital stock. Except for this Agreement and the Stockholders Agreement, the Company is not party to any voting trust, proxy or other agreement or understanding with respect to the voting of the shares of Common Stock.
(d)    Except as set forth on Schedule 4.6(d), there are no accrued and unpaid dividends with respect to any outstanding Common Stock and no amounts payable to holders of Company Options in respect of previous dividends paid to holders of Common Stock.
4.7    Capitalization of Subsidiaries. The outstanding shares of capital stock of (or other equity interests in) each of the Company’s Subsidiaries have been duly authorized and validly issued and are fully paid and (if applicable) nonassessable and have not been issued in violation of any preemptive or similar rights. The Company or one or more of its wholly owned Subsidiaries own of record and beneficially all the issued and outstanding shares of capital stock of (or other equity interests in) such Subsidiaries free and clear of any Liens other than (a) such Liens as may be set forth in the certificate of formation, limited liability company agreement, limited

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partnership agreement, certificate of incorporation or bylaws, or similar organizational documents of such Subsidiary, (b) for any restrictions on sales of securities under applicable securities Laws and (c) Permitted Liens. There are no outstanding options, warrants, rights, stock appreciation rights, phantom stock or similar equity equivalent rights or other securities convertible into or exercisable or exchangeable for any shares of capital stock of (or other equity interests in) such Subsidiaries, any other commitments or agreements providing for the issuance of additional shares (or other equity interests), the sale of treasury shares, or for the repurchase or redemption of such Subsidiaries’ shares of capital stock (or other equity interests), or any agreements of any kind which may obligate any Subsidiary of the Company to issue, purchase, register for sale, redeem or otherwise acquire any of its shares of capital stock (or other equity interests). Except for the equity interests of the Subsidiaries set forth on Schedule 4.2, neither the Company nor any of its Subsidiaries owns any equity interest in any other Person.
4.8    Financial Statements. Attached as Schedule 4.8 are the audited consolidated balance sheets and statements of operation, comprehensive (loss) income, cash flow and stockholders’ equity (deficit) and redeemable noncontrolling interests of the Company and its Subsidiaries as of and for the twelve-month periods ended December 31, 2016 and December 31, 2015, together with the auditor’s reports thereon (the “Financial Statements”). The Financial Statements present fairly, in all material respects, the consolidated financial position and results of operations and cash flows of the Company and its Subsidiaries as of the dates and for the periods indicated in such Financial Statements in conformity with GAAP consistently applied throughout the periods covered thereby.
4.9    Undisclosed Liabilities. There is no liability, debt or obligation of the Company or any of its Subsidiaries of a type required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for liabilities and obligations (a) reflected or reserved for on the Financial Statements or disclosed in the notes thereto, (b) that have arisen since the date of the most recent balance sheet included in the Financial Statements in the ordinary course of the operation of business of the Company and its Subsidiaries, (c) incurred in connection with the transactions contemplated by this Agreement or (d) which would not reasonably be expected to have a Material Adverse Effect on the Company.
4.10    Litigation and Proceedings. Except for Actions under Environmental Law (as to which certain representations and warranties are made pursuant to Section 4.22), there are no pending or, to the knowledge of the Company, threatened, lawsuits, actions, suits, claims or other proceedings at law or in equity or, to the knowledge of the Company, investigations, in each case, before or by any Governmental Authority against the Company or any of its Subsidiaries that, in each case, if resolved adversely to the Company or any of its Subsidiaries, would (after taking into account applicable insurance) reasonably be expected to have a Material Adverse Effect on the Company. There is no unsatisfied or open Governmental Order binding upon the Company or any of its Subsidiaries which would reasonably be expected to have a Material Adverse Effect on the Company.
4.11    Legal Compliance. Except with respect to compliance with Environmental Laws (as to which certain representations and warranties are made pursuant to Section 4.22), compliance with Laws related to employment of labor (as to which certain representations and warranties are made pursuant to Section 4.14) and compliance with the Laws addressed in Section 4.26 (as to which certain representations and warranties are made pursuant to Section 4.26), the Company

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and its Subsidiaries are, and in the prior two years have been, in compliance with all applicable Laws, except where the failure to be in compliance with such Laws would not reasonably be expected to have a Material Adverse Effect on the Company. Neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Authority of a material violation of any applicable Law at any time during the past two (2) years that would reasonably be expected to have a Material Adverse Effect on the Company.
4.12    Contracts; No Defaults.
(a)    Schedule 4.12 contains a listing of all Contracts described in clauses (i) through (x) below to which, as of the date of this Agreement, the Company or any of its Subsidiaries is a party (other than Company Benefit Plans, Contracts for labor and employment matters set forth on Schedule 4.13 and Contracts relating to insurance policies set forth on Schedule 4.17). True and complete copies of the Contracts listed on Schedule 4.12 have been delivered to or made available to Buyer (and the GIC Investors and Blue Spectrum Investors) or its representatives.
(i)    Each Contract (other than Contracts of the type (without giving effect to dollar thresholds) described in other clauses of this Section 4.12(a)) that is a master agreement with a Top Customer or Top Supplier and which is not cancelable (without penalty, cost or other liability) by such Top Customer or Top Supplier upon giving notice of ninety (90) days or less;
(ii)    Each note, debenture or other Contract (in each case, other than between or among members of the Company Group) evidencing money borrowed by the Company or any of its Subsidiaries, in each case, having an outstanding principal amount in excess of $2,500,000;
(iii)    Each Contract for the acquisition of any Person or any business division thereof or the disposition of any material assets of the Company or any of its Subsidiaries (other than in the ordinary course of business), in each case, involving payments in excess of $5,000,000, other than Contracts in which the applicable acquisition or disposition has been consummated and there are no material obligations ongoing;
(iv)    Each (A) lease, rental or occupancy agreement, real property license, or other Contract for, in each case, the lease of the Leased Real Property and (B) lease, rental agreement, installment and conditional sale agreement, or other Contract that, in each case in this clause (B), (x) provides for the ownership of, leasing of, title to, use of, or any leasehold or other interest in any personal property and (y) involves annual payments in excess of $2,000,000;
(v)    Each joint venture Contract, partnership agreement or limited liability company agreement with a third party (in each case, other than (x) with respect to wholly owned Subsidiaries of the Company and (y) commercial Contracts with customers or suppliers that include “partnership agreement” in the title);
(vi)    Each Contract requiring capital expenditures after the date of this Agreement in an amount in excess of $2,000,000;
(vii)    Each Contract containing covenants expressly limiting in any material respect the freedom of the Company or any of its Subsidiaries to compete with any Person in a product line or line of business or to operate in any geographic area;

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(viii)    Each Contract providing for material indemnification by the Company or any of its Subsidiaries other than indemnification obligations provided in the ordinary course of business;
(ix)    Each Contract that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or assets that have a fair market value or purchase price in excess of $2,000,000; and
(x)    Each Contract pursuant to which the Company or any of its Subsidiaries licenses material Intellectual Property from a third party, other than click-wrap, shrink-wrap and off-the-shelf software licenses, and any other commercial software licenses that are available on standard terms to the public generally with license, maintenance, support and other fees less than $500,000 per year.
(b)    As of the date of this Agreement, all of the Contracts set forth on Schedule 4.12(a) (or that are required to be set forth on such schedule) are (i) in full force and effect and (ii) represent the valid, binding and enforceable obligations of the Company or one of its Subsidiaries party thereto (subject to the Remedies Exceptions) and, to the knowledge of the Company, represent the valid, binding and enforceable obligations of the other parties thereto (subject to the Remedies Exceptions). Except, in each case, where the occurrence of such breach or default would not reasonably be expected to have a Material Adverse Effect on the Company, (x) neither the Company, any of its Subsidiaries nor, to the knowledge of the Company, any other party thereto is in breach of or default under any such Contract, (y) as of the date of this Agreement, neither the Company nor any of its Subsidiaries has received any claim or notice of material breach of or material default under any such Contract, and (z) to the knowledge of the Company, no event has occurred which, individually or together with other events, would reasonably be expected to result in a breach of or a default under any such Contract (in each case, with or without notice or lapse of time or both).
(c)    Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any of their respective directors, officers or employees, is, or has been, suspended, debarred or proposed for debarment from participation in, or the award of, Contracts or subcontracts for or with a Governmental Authority, and to the knowledge of the Company, no suspension or debarment actions with respect to any such Contracts have been commenced or threatened against the Company or any of its Subsidiaries or any of their respective directors, officers or employees.
4.13    Company Benefit Plans.
(a)    Schedule 4.13 sets forth a complete list of each material “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and any other material plan, policy or program providing compensation or other benefits to any current or former director, officer or employee of the Company or any of its Subsidiaries, which is maintained, sponsored or contributed to by the Company or any of its Subsidiaries and under which the Company or any of its Subsidiaries has any obligation or liability, excluding any plan or program that is sponsored solely by a Governmental Authority (each a “Company Benefit Plan”). Notwithstanding the foregoing, Schedule 4.13 need not

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identify an employment agreement if such employment agreement (i) relates to an employee whose base salary does not exceed $400,000 or (ii)(A) relates to an employee working outside the United States, (B) does not differ materially from a form that is identified on Schedule 4.13 and (C) does not provide any severance or notice period in excess of 90 days or such longer period as may be required by applicable Laws.
(b)    With respect to each Company Benefit Plan, the Company has delivered or made available to Buyer or its representatives copies of (i) such Company Benefit Plan and any trust agreement relating to such plan, (ii) the most recent summary plan description for such Company Benefit Plan for which such summary plan description is required, (iii) the most recent annual report on Form 5500 and all attachments thereto filed with the Internal Revenue Service with respect to such Company Benefit Plan (if applicable) and (iv) the most recent determination or opinion letter, if any, issued by the Internal Revenue Service with respect to such Company Benefit Plan.
(c)    Except as would not reasonably be expected to have a Material Adverse Effect on the Company: (i) each Company Benefit Plan has been administered in accordance with its terms and all applicable Laws, including ERISA and the Code; (ii) all contributions required to be made with respect to any Company Benefit Plan on or before the date hereof have been made; and (iii) each Company Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code (A) has received a favorable determination or opinion letter as to its qualification, (B) has been established under a standardized master and prototype or volume submitter plan for which a current favorable Internal Revenue Service advisory letter or opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer, or (C) has time remaining under applicable Laws and related guidance to apply for a determination or opinion letter or to make any amendments necessary to obtain a favorable determination or opinion letter within the remedial amendment period.
(d)    No Company Benefit Plan is a multiemployer pension plan (as defined in Section 3(37) of ERISA) (a “Multiemployer Plan”) or other pension plan, in each case, that is subject to Title IV of ERISA and neither the Company nor any of its Subsidiaries has sponsored or contributed to or been required to contribute to a Multiemployer Plan or other pension plan subject to Title IV of ERISA at any time within the previous six (6) years.
(e)    Except as would not reasonably be expected to have a Material Adverse Effect on the Company, with respect to the Company Benefit Plans, (i) as of the date hereof, no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of the Company, threatened, and (ii) to the knowledge of the Company, no facts or circumstances exist that would reasonably be expected to give rise to any such actions, suits or claims.
(f)    No Company Benefit Plan exists that, as a result of the execution of this Agreement, shareholder approval of this Agreement, or consummation of the transactions contemplated by this Agreement (whether alone or in connection with any subsequent event(s)) could reasonably be expected to, except as set forth in Sections 3.1(d) or 3.2(a): (i) entitle any employee, director, officer or independent contractor of the Company or any of its Subsidiaries to severance pay, unemployment compensation or any other payment or benefit, (ii) accelerate the time of payment or vesting, or increase the amount of compensation or benefit due to any

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employee, director, officer or independent contractor, (iii) require the Company to transfer or set aside any assets to fund any benefits under any Company Benefit Plan, (iv) otherwise give rise to any material liability under any Company Benefit Plan, (v) limit or restrict the right to amend, terminate or transfer the assets of any Company Benefit Plan on or following the Closing Date or (vi) result in any payment or benefit that would constitute an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code) to any current or former employee, director, officer or independent contractor of the Company or any of its Subsidiaries.
4.14    Labor Relations.
(a)    As of the date of this Agreement and except for agreements mandated by applicable Law, neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other labor union contract applicable to its employees, and, to the knowledge of the Company, there are no activities or proceedings of any labor union to organize any such employees. During the twelve (12)-month period prior to the date of this Agreement, there have not been any representation questions, arbitration proceedings, labor strikes, slowdowns or stoppages, material grievances or other material labor disputes pending or, to the knowledge of the Company, threatened, with respect to the employees of the Company or any of its Subsidiaries, except for any arbitration, grievances or other disputes with individual employees. Except as would not reasonably be expected to have a Material Adverse Effect on the Company, the Company and its Subsidiaries are, and have been during the twelve (12)-month period prior to the date of this Agreement, in compliance with all applicable laws relating to employment and employment practices, the classification of employees and independent contractors, wages, hours, collective bargaining, unlawful discrimination, civil rights, immigration, terms and conditions of employment and plant closing or mass layoffs. As of the date of this Agreement and except as would not reasonably be expected to have a Material Adverse Effect on the Company, there are no charges with respect to or relating to the Company or any of its Subsidiaries pending or, to the knowledge of the Company, threatened before the Equal Employment Opportunity Commission or any other Governmental Authority responsible for the prevention of unlawful employment practices.
4.15    Taxes.
(a)    All Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been properly and timely, taking into account applicable extensions of time to file, prepared and filed, and all such Tax Returns are true and complete, except in each case for Tax Returns as to which the failure to so file or be true and complete would not reasonably be expected to have a Material Adverse Effect on the Company.
(b)    The Company and its Subsidiaries have fully and timely paid all Taxes which are due and payable by the Company and its Subsidiaries in the manner prescribed by Law, except for Taxes as to which the failure to pay would not reasonably be expected to have a Material Adverse Effect on the Company.

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(c)    All Taxes required to be withheld or deducted by the Company and its Subsidiaries have been withheld, deducted and paid over to the appropriate Governmental Authority, and the Company and its Subsidiaries have complied with all associated reporting and recordkeeping requirements, except, in each case, as would not reasonably be expected to have a Material Adverse Effect on the Company.
(d)    Except as would not reasonably be expected to have a Material Adverse Effect on the Company, no deficiency for any Taxes has been asserted or assessed by any Governmental Authority in writing against the Company or any of its Subsidiaries (or, to the knowledge of the Company, has been threatened or proposed), except for deficiencies that have been fully satisfied by payment, fully settled or fully withdrawn. Except as would not reasonably be expected to have a Material Adverse Effect on the Company, as of the date hereof, no audit or other proceeding by any Governmental Authority is pending or threatened in writing against the Company or any of its Subsidiaries with respect to any Taxes due from the Company or any of its Subsidiaries. Except as would not reasonably be expected to have a Material Adverse Effect on the Company, no written claim has ever been received by the Company or any of its Subsidiaries from a Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or such Subsidiary is or may be subject to Tax in, or required to file Tax Returns in, that jurisdiction.
(e)    Except as would not reasonably be expected to have a Material Adverse Effect on the Company, there are no Tax indemnification or Tax sharing agreements or arrangements under which the Company or any of its Subsidiaries are a party to, are bound by or would reasonably be expected to be liable after the Closing Date that provides for (i) the allocation, apportionment, sharing or assignment of any Tax liability or benefit, or (ii) the payment by the Company or any of its Subsidiaries of the Tax liability of any Person that is neither the Company nor one of its Subsidiaries, other than (x) customary agreements or arrangements with customers, vendors, lessors, lenders and the like or other agreements, in each case, entered into in the ordinary course of business and that do not relate primarily to Taxes, and (y) any such agreements pursuant to this Agreement.
(f)    Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock that was purported or intended to be governed by Section 355 or Section 361 of the Code in the two (2) years prior to the date of this Agreement.
(g)    Neither the Company nor any of its Subsidiaries has entered into a “listed transaction” that has given rise to a disclosure obligation under Section 6011 of the Code and the Treasury Regulations promulgated thereunder and that has not been disclosed in the relevant Tax Return of the Company or the relevant Subsidiary.
(h)    In the past three (3) years, neither the Company nor any of its Subsidiaries (i) is or ever has been a member of any “affiliated group” within the meaning of Section 1504(a) of the Code filing a consolidated federal income Tax Return or any other consolidated, combined, unitary or similar group other than a group the common parent of which is the Company or any of its Subsidiaries or (ii) has any liability for Taxes of any Person (other than the Company or any of its Subsidiaries) arising from the application of Treasury Regulation Section 1.1502-6 or any analogous provision of state, local or foreign Law, or as transferee or successor.

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(i)    There are no material Tax Liens upon any of the assets or properties of the Company or any of its Subsidiaries, other than Permitted Liens. There are no outstanding agreements extending or waiving the statutory period of limitation applicable to any claim for, or the period for the collection or assessment of, Taxes of the Company or any of its Subsidiaries that would reasonably be expected to have a Material Adverse Effect on the Company. Except as would not reasonably be expected to have a Material Adverse Effect on the Company, neither the Company nor any of its Subsidiaries has requested or been granted an extension of the time for filing any Tax Return to a date later than the Closing Date, other than an automatic extension to extend the time for filing any Tax Return in the ordinary course of business.
(j)    None of the Company or any of its Subsidiaries or Parent or any of its Affiliates will be required to include any material item of income in, or exclude any material item of deduction from, taxable income, or will have any material liability for Taxes, for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) change in method of accounting, or to the knowledge of the Company use of an improper method of accounting, for a taxable period ending on or prior to the Closing Date; (B) “closing agreement” as described in Code §7121 (or any corresponding or similar provision of state, local or foreign Tax law) executed on or prior to the Closing Date; (C) installment sale or open transaction disposition made on or prior to the Closing Date; (D) prepaid amount received or deferred revenue accrued on or prior to the Closing Date other than any such prepaid amounts received or deferred revenue accrued in the ordinary course of business; or (E) election by any of the Company or any of the Company’s Subsidiaries under Code §108(i).
(k)    The Company has not been a U.S. real property holding corporation within the meaning of Code Section 897(c)(2) during the five year period ending on the Closing Date.
4.16    Brokers’ Fees. No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other similar commission, for which Buyer, Parent, the Company or any of their respective Subsidiaries would be liable in connection with the transactions contemplated by this Agreement based upon arrangements made by the Company, any of its Subsidiaries or any of their Affiliates.
4.17    Insurance. Schedule 4.17 contains a list of all material policies of property, fire and casualty, product liability, workers’ compensation, and other forms of insurance held by, or for the benefit of, the Company or any of its Subsidiaries as of the date of this Agreement. True and complete copies of such insurance policies (or, to the extent such policies are not available, policy binders) have been made available to Buyer or its representatives. As of the date hereof, neither the Company nor any of its Subsidiaries has received any written notice from any insurer under any such insurance policies, canceling or materially adversely amending any such policy or denying renewal of coverage thereunder, and all premiums on such insurance policies due and payable as of the date hereof have been paid.
4.18    Licenses, Permits and Authorizations. Except with respect to licenses, approvals, consents, registrations and permits required under applicable Environmental Laws (as to which certain representations and warranties are made pursuant to Section 4.22), the Company and its Subsidiaries have obtained, and are and have been for the last three years, in material compliance

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with, all of the material licenses, approvals, consents, registrations and permits necessary under applicable Laws to permit the Company and its Subsidiaries to own, operate, use and maintain their assets in the manner in which they are now operated, used and maintained and to conduct the business of the Company and its Subsidiaries as currently conducted, except where the absence of, or the failure to be in material compliance with, any such license, approval, consent, registration or permit would not reasonably be expected to have a Material Adverse Effect on the Company. There are no pending or, to the knowledge of the Company, threatened claims, actions, suits or other proceedings at law or in equity or, to the knowledge of the Company, investigations, in each case, before or by any Governmental Authority that would reasonably be expected to result in the revocation or termination of any such license, approval, consent, registration or permit that is material to the conduct of the business of the Company and its Subsidiaries as currently conducted, except for any such revocation or termination that would not reasonably be expected to have a Material Adverse Effect on the Company.
4.19    Machinery, Equipment and Other Tangible Personal Property. The Company or one of its Subsidiaries owns and has good title to all material machinery, equipment and other tangible personal property reflected on the books of the Company and its Subsidiaries as owned by the Company or one of its Subsidiaries, free and clear of all Liens other than Permitted Liens, except as would not reasonably be expected to have a Material Adverse Effect on the Company.
4.20    Real Property.
(a)    Schedule 4.20 lists, as of the date of this Agreement, all Owned Real Property. Except as would not reasonably be expected to have a Material Adverse Effect on the Company, the Company or one of its Subsidiaries has good and valid fee simple title to all Owned Real Property, subject only to any Permitted Liens.
(b)    Schedule 4.20 lists, as of the date of this Agreement, all Leased Real Property. Except as would not reasonably be expected to have a Material Adverse Effect on the Company, (i) the Company or one of its Subsidiaries has a valid and enforceable leasehold estate in, and enjoys peaceful and undisturbed possession of, all Leased Real Property, subject to the Remedies Exception and any Permitted Liens and (ii) as of the date hereof, neither the Company nor any of its Subsidiaries has received any written notice from any lessor of such Leased Real Property of, nor does the Company or any of its Subsidiaries have knowledge of the existence of, any default, event or circumstance that, with notice or lapse of time or both, would constitute a default by the party that is the lessee or lessor of such Leased Real Property.
4.21    Intellectual Property.
(a)    Schedule 4.21 lists each patent, registered trademark, registered service mark and registered copyright owned by the Company or any of its Subsidiaries as of the date of this Agreement for which applications have been filed or registrations or patents have been obtained, whether in the United States or internationally as of the date of this Agreement. The Company or one of its Subsidiaries is the owner of all right, title and interest in and to the items scheduled on Schedule 4.21(a) free and clear of all Liens other than Permitted Liens. The Company or one of its Subsidiaries owns or has the right to use pursuant to license, sublicense, agreement or permission all other Intellectual Property used in or necessary for the operation of the business of

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the Company and its Subsidiaries, as presently conducted, except where the failure to have such rights would not reasonably be expected to have a Material Adverse Effect on the Company.
(b)    Except as would not reasonably be expected to have a Material Adverse Effect on the Company, (i) the Company and its Subsidiaries are not infringing upon, misappropriating or otherwise violating any Intellectual Property of any Person (and have not done so within the past twelve (12) months) and (ii) as of the date of this Agreement, the Company and its Subsidiaries have not received from any Person in the past twelve (12) months any written notice, charge, complaint, claim or other written assertion of any infringement or violation by, or misappropriation of, any Intellectual Property of any Person.
(c)    No third party is infringing upon, misappropriating or otherwise violating any Intellectual Property owned by the Company or any of its Subsidiaries (and, to the knowledge of the Company, no party has so infringed, misappropriated or otherwise violated such Intellectual Property in the last three years), except as would not reasonably be expected to have a Material Adverse Effect on the Company. Within the past twelve (12) months, neither the Company nor any of its Subsidiaries has sent any written notice, charge, complaint, claim or other written assertion asserting or threatening to assert any Action against any Person involving or relating to any Intellectual Property of the Company or any of its Subsidiaries.
(d)    The Company and its Subsidiaries take commercially reasonable actions and measures to protect and maintain the security, confidentiality and integrity of their computer systems and hardware and all data stored therein or transmitted thereby.
4.22    Environmental Matters. The Company and its Subsidiaries are in compliance with all Environmental Laws, except for any such instance of non-compliance that would not reasonably be expected to have a Material Adverse Effect on the Company and, to the knowledge of the Company, there have been no releases of Hazardous Material on or from any real property leased or operated by the Company or its Subsidiaries, except for any such release that would not reasonably be expected to have a Material Adverse Effect on the Company. The Company and its Subsidiaries hold, and are in material compliance with, all permits required under applicable Environmental Laws to permit the Company and its Subsidiaries to operate their assets in a manner in which they are now operated and maintained and to conduct the business of the Company and its Subsidiaries as currently conducted, except where the absence of, or the failure to be in material compliance with, any such permit would not reasonably be expected to have a Material Adverse Effect on the Company. As of the date of this Agreement, there are no lawsuits, actions, suits, claims or other proceedings at law or in equity or, to the knowledge of the Company, investigations, in each case, before or by any Governmental Authority, or written claims or notices of violation pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries alleging violations of or liability under any Environmental Law, except for any such claim or notice that would not reasonably be expected to have a Material Adverse Effect on the Company. This Section 4.22 provides the sole and exclusive representations and warranties of the Company in respect of environmental matters, including any and all matters arising under Environmental Laws or relating to Hazardous Materials.

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4.23    Absence of Changes.
(a)    From the date of the most recent audited balance sheet included in the Financial Statements, there has not been any change, effect, event, occurrence, state of facts or development that, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect on the Company.
(b)    From the date of the most recent audited balance sheet included in the Financial Statements through the date of this Agreement, the Company and its Subsidiaries (x) have, in all material respects, conducted their business and operated their properties in the ordinary course of business consistent with past practice and (y) have not taken or agreed to take any action which, if taken during the period from the date of this Agreement until the Closing Date, would require the consent of Buyer pursuant to Section 7.1(a)(ii), 7.1(a)(v), 7.1(a)(viii), 7.1(a)(xi), 7.1(a)(xii) or 7.1(a)(xiii) (but only, in the case of clause 7.1(a)(xiii), as it relates to actions prohibited by Sections 7.1(a)(ii), 7.1(a)(v), 7.1(a)(viii), 7.1(a)(xi) or 7.1(a)(xii)).
4.24    Affiliate Matters. Except (a) the Company Benefit Plans (b) Contracts relating to labor and employment matters set forth on Schedule 4.13, (c) Contracts solely between or among members of the Company Group and (d) Contracts entered into on an arm’s length basis and in the ordinary course of business between the Company or any of its Subsidiaries, on the one hand, and the direct or indirect portfolio companies of investment funds advised or managed by Carlyle Investment Management L.L.C., Hellman & Friedman LLC or any of their respective Affiliates, on the other hand, neither the Company nor any of its Subsidiaries is party to any Contract with any (i) officer or director of the Company or officer or director of any of its Subsidiaries or (ii) Affiliate of the Company.
4.25    Customers and Suppliers. Schedule 4.25 sets forth a list of (a) the ten (10) largest customers (“Top Customers”) of Company (on a consolidated basis, measured by backlog) as of December 31, 2016 and (b) the ten (10) largest suppliers (“Top Suppliers”) of the Company (on a consolidated basis, measured by dollar-value of total payments made) for the twelve months ended December 31, 2016. As of the date of this Agreement, to the knowledge of the Company, in the last twelve (12) months neither the Company nor any of its Subsidiaries has received any written notice from any of such Top Customer or Top Supplier of its intention to terminate or materially reduce its business relationship with the Company or any of its Subsidiaries.
4.26    Regulatory Matters. Except as would not reasonably be expected to have a Material Adverse Effect on the Company:
(a)    Each service provided by the Company or any of its Subsidiaries that is subject to the United States’ Federal Food, Drug, and Cosmetic Act, as amended (“FDCA”), the Health Insurance Portability and Accountability Act of 1996, as amended, the Controlled Substances Act and all applicable rules and regulations of the Drug Enforcement Administration, or similar legal provisions in any foreign jurisdiction, including the EU Data Protection Directive 95/46/EC and national implementations thereof (each such service, a “Company Service”) is, being provided in compliance with all applicable requirements of such statutes, and any regulations promulgated thereunder, and any similar applicable Laws.

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(b)    During the past two (2) years, (x) neither the Company nor any of its Subsidiaries has received any (i) written notice or communication or (ii) to the knowledge of the Company, oral notice or communication, in each case, from the United States Food and Drug Administration (“FDA”) or any other Governmental Authority in any domestic or foreign jurisdiction alleging any violation by the Company or any of its Subsidiaries of any Law applicable to any Company Service, and (y) no Governmental Authority in any domestic or foreign jurisdiction having legal responsibility for the regulation of a Company Service has served any written or (to the knowledge of the Company) oral notice, warning letter, FDA Form 483, or consent decree on the Company or any of its Subsidiaries stating that any of their businesses were or are in violation of any Law or were or are the subject of any pending or threatened Governmental Authority investigation, proceeding, inquiry, disqualification proceeding, or threatening to revoke, suspend or refuse to renew any of the material licenses, approvals, consents, registrations and permits held by the Company or any of its Subsidiaries that are necessary to conduct its business as presently conducted.
(c)    During the past two (2) years, all laboratory facilities owned, leased, or operated, by the Company or its Subsidiaries at which a Company Service is provided are, to the extent required by applicable Law, being operated in compliance with the FDA’s current good laboratory practices regulations, FDA’s current good manufacturing practices regulations, the Clinical Laboratory Improvement Amendments of 1988, as amended, and equivalent applicable requirements of any state or local law and equivalent applicable requirements in any foreign jurisdiction, in each case as in effect as of the date hereof.
(d)    Each Company Service involving trials that involve human subjects is, to the extent required by applicable Law, being conducted in compliance with the FDA’s current good clinical practices regulations, International Conference of Harmonization, Guideline for Good Clinical Practice (E6), the Department of Health and Human Services’ “Common Rule” on Human Protection (45 C.F.R. Part 46), and equivalent applicable requirements in any foreign jurisdiction, in each case as in effect on the date hereof.
(e)    To the knowledge of the Company, the Company does not employ or contract with any individuals or firms that are disbarred pursuant to Section 306 of the FDCA (21 U.S.C. § 335(a)), as amended, or that are disqualified pursuant to 21 C.F.R. 312.70.
4.27    Anti-corruption. During the past three (3) years, neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any of their respective directors, officers, employees or any other Person authorized to act, and acting, on behalf of the Company or its Subsidiaries, has violated any applicable anti-corruption Law (including the U.S. Foreign Corrupt Practices Act (as amended) and the U.K. Bribery Act (as amended)) or any applicable Law concerning trade or economic sanctions (including U.S. Export Administration Regulations; the U.S. International Traffic in Arms Regulations; the economic sanctions rules and regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control; European Union Council Regulations on export controls, including Nos. 428/2009, 267/2012; other European Union Council sanctions regulations, as implemented in European Union Member States; and United Nations sanctions policies), except for violations that are not reasonably likely to have a Material Adverse Effect on the Company. As of the date of this Agreement, neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any of their

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respective directors, officers or employees, is currently or has been within the past three (3) years the target of any inquiry, investigation, settlement, plea agreement or enforcement action by a Governmental Authority involving an alleged or suspected violation of any applicable anti-corruption Law (including the U.S. Foreign Corrupt Practices Act (as amended) and the U.K. Bribery Act (as amended)) or any applicable Law concerning trade or economic sanctions (including U.S. Export Administration Regulations; the U.S. International Traffic in Arms Regulations; the economic sanctions rules and regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control; European Union Council Regulations on export controls, including Nos. 428/2009, 267/2012; other European Union Council sanctions regulations, as implemented in European Union Member States; and United Nations sanctions policies) (and, to the knowledge of the Company, no investigation, review, audit, or inquiry by any Governmental Authority with respect such Laws is pending or threatened against the Company or any of its Subsidiaries), except for such inquiries, investigations, settlements, plea agreements or enforcement actions that are not reasonably likely to have a Material Adverse Effect on the Company.
4.28    Restricted Payment Capacity. As of the date hereof, the capacity under (x) Section 3.4 of the Existing Indenture to make Restricted Payments (as defined therein), and (y) Section 7.05 of the Existing Credit Agreement to make Restricted Payments (as defined therein) in each case with respect to amounts to be paid in connection with the transactions contemplated hereby is no less than One Hundred Forty Four Million Dollars ($144,000,000), after taking into account the exceptions in Section 3.4 of the Existing Indenture and Section 7.05 of the Existing Credit Agreement.
4.29    No Additional Representations or Warranties. Except as provided in this Article IV, neither the Company nor any of its Affiliates, nor any of their respective directors, officers, employees, stockholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to Parent, Holdings, Merger Sub, Buyer or their respective Affiliates, respective directors, officers, employees, stockholders, partners, members or representatives, and no such party shall be liable in respect of the accuracy or completeness of any information provided to Parent, Holdings, Merger Sub, Buyer or their respective Affiliates, directors, officers, employees, stockholders, partners, members or representatives.
ARTICLE V.
REPRESENTATIONS AND WARRANTIES OF BUYER
Except as set forth in the Schedules, Buyer represents and warrants to the Company as follows:
5.1    Corporate Organization. Buyer has been duly incorporated and is validly existing as a corporation in good standing under the Laws of the State of Delaware and has the corporate power and authority to own or lease its properties and to conduct its business as it is now being conducted. The copies of the certificate of incorporation of Buyer previously delivered by Buyer to the Company are true and complete. Buyer is duly licensed or qualified and (where applicable) in good standing as a foreign corporation in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where failure to be so licensed or qualified or in good standing would not reasonably be expected to have a Material Adverse Effect on Buyer.

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5.2    Due Authorization. Buyer has all requisite corporate power and authority to execute and deliver this Agreement and (subject to the consents, approvals, authorizations and other requirements described in Section 5.5) to perform all obligations to be performed by it hereunder. The execution and delivery of this Agreement by Buyer and the consummation by it of the transactions contemplated hereby have been duly and validly authorized and approved by the Board of Directors of Buyer, and no other corporate proceeding on the part of Buyer is necessary to authorize this Agreement (other than the adoption of this Agreement by the stockholders of Buyer, which adoption will occur immediately following the execution of this Agreement). This Agreement has been duly and validly executed and delivered by Buyer and (assuming this Agreement constitutes a legal, valid and binding obligation of the Company, Parent, Holdings and Merger Sub) constitutes a legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, subject to the Remedies Exception.
5.3    No Conflict. Subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 5.5 or on Schedule 5.5, and except as may result from any facts or circumstances relating solely to the Company and its Subsidiaries, the execution and delivery of this Agreement by Buyer and the consummation by it of the transactions contemplated hereby do not and will not, as of the Closing, (a) violate any provision of, or result in the breach of any applicable Law to which Buyer is subject or by which any property or asset of Buyer is bound, (b) conflict with the certificate of incorporation, bylaws or other organizational documents of Buyer, or (c) violate any provision of or result in a breach of, or require a consent under, any agreement, indenture or other instrument to which Buyer is a party or by which Buyer is bound, or terminate or result in the termination of any such agreement, indenture or instrument, or result in the creation of any Lien under any such agreement, indenture or instrument upon any of the properties or assets of Buyer or constitute an event which, after notice or lapse of time or both, would result in any such violation, breach, termination or creation of a Lien, except to the extent that the occurrence of the foregoing items set forth in clauses (a) or (c) would not reasonably be expected to have a Material Adverse Effect on Buyer.
5.4    Litigation and Proceedings. There are no lawsuits, actions, suits, claims or other proceedings at law or in equity, or, to the knowledge of Buyer, investigations, pending before or by any Governmental Authority or, to the knowledge of Buyer, threatened, against Buyer or any of its Affiliates or its representatives which, if determined adversely, would reasonably be expected to have a Material Adverse Effect on Buyer. There is no unsatisfied judgment or any open injunction binding upon Buyer which would reasonably be expected to have a Material Adverse Effect on Buyer.
5.5    Governmental Consents. Assuming the truth and completeness of the representations and warranties of the Company contained in this Agreement and except as may result from any facts or circumstances relating solely to the Company and its Subsidiaries, no consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority is required on the part of Buyer with respect to Buyer’s execution or delivery of this Agreement or the consummation by Buyer of the transactions contemplated hereby, except for (a) applicable requirements of the HSR Act or any similar foreign Law, (b) compliance with any applicable securities Laws (c) any consents, approvals, authorizations, designations, declarations or filings, the absence of which would not reasonably be expected to have a Material Adverse Effect on Buyer and (d) the filing of the Certificate of Merger in accordance with the DGCL.

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5.6    Financial Ability. As of the date of this Agreement, Buyer has received (i) an executed equity commitment letter, dated as of the date hereof (the “Equity Commitment Letter”), from each Equity Financing Source (other than the Sponsor Rollover Sellers) and an executed Sponsor Rollover Agreement from each Sponsor Rollover Seller (together with the Equity Commitment Letters, the “Commitment Letters”), pursuant to which each Equity Financing Source has committed to provide equity financing in an aggregate amount as set forth therein, subject to the terms and conditions set forth therein (the “Equity Financing” and together with the Debt Financing, the “Financing”), which Commitment Letters provide that the Company is a third-party beneficiary thereto, in each case, solely for the Financing Purposes. A true and complete copy of each Commitment Letter has been previously provided to the Company. Buyer has fully paid any and all commitment fees or other fees required by such Commitment Letters to be paid on or before the date hereof and will pay all additional fees as they become due. As of the date hereof, subject to the Remedies Exception, each Commitment Letter is a legal, valid and binding obligation of each party thereto and in full force and effect, has not been amended, modified, withdrawn, terminated or rescinded in any respect, and does not contain any material misrepresentation by Buyer and no event has occurred which (with or without notice, lapse of time or both) would reasonably be expected to constitute a breach thereunder on the part of Buyer or its Affiliates. No amendment or modification to, or withdrawal, termination or rescission of, any Commitment Letter is currently contemplated. The aggregate proceeds contemplated by the Commitment Letters, together with available cash of the Company and its Subsidiaries (assuming that the representations and warranties of the Company set forth in Section 4.28 are true and correct) and the Debt Financing, will be sufficient for Buyer to complete the Merger and to satisfy all of the payment obligations of Buyer and the Surviving Corporation under this Agreement, including (x) paying the Funding Amount at Closing and the Deferred Payment Amount on the Deferred Payment Date, and (y) paying all related fees and expenses (collectively, the “Financing Purposes”). Buyer has not incurred any obligation, commitment, restriction or liability of any kind, and neither of them is contemplating or aware of any obligation, commitment, restriction or liability of any kind, in either case which would reasonably be expected to impair or adversely affect such resources. As of the date hereof, there are no side letters or other agreements, contracts, arrangements or understandings related to the funding or investing, as applicable, of the Equity Financing other than as expressly set forth in the applicable Commitment Letters. Other than the Commitment Letters, no Contract between an Equity Financing Source, on the one hand, and Buyer or any of its Affiliates, on the other hand, contains any conditions precedent or other contingencies (x) related to the funding of the full amount of the Equity Financing or any provisions that could reduce the aggregate amount of the Equity Financing set forth in any Commitment Letter or the aggregate proceeds contemplated by any Commitment Letter or (y) that could otherwise adversely affect the conditionality, enforceability or availability of any Commitment Letter with respect to all or any portion of the Equity Financing. As of the date hereof and assuming the conditions to closing set forth in Article X are satisfied at Closing, Buyer has no reason to believe that any of the conditions to the Equity Financing would not reasonably be expected to be satisfied on a timely basis or that the Equity Financing would not reasonably be expected to be available to Buyer on the date on which the Closing should occur pursuant to Section 2.4.
5.7    Brokers’ Fees. No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other similar commission in connection with the transactions

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contemplated by this Agreement based upon arrangements made by Buyer or any of its Affiliates.
5.8    Solvency; Surviving Corporation After the Merger. Buyer is not entering into this Agreement or the transactions contemplated hereby with the actual intent to hinder, delay or defraud either present or future creditors. Assuming that the representations and warranties of the Company contained in this Agreement are true and correct in all material respects, and after giving effect to the Merger, at and immediately after the Effective Time, Buyer and the Surviving Corporation and its Subsidiaries (a) will be solvent (in that both the fair value of its assets will not be less than the sum of its debts and that the present fair saleable value of its assets will not be less than the amount required to pay its probable liability on its recourse debts as they mature or become due), (b) will have adequate capital and liquidity with which to engage in its business and (c) will not have incurred and does not plan to incur debts beyond its ability to pay as they mature or become due.
5.9    No Outside Reliance. Notwithstanding anything contained in this Article V or any other provision hereof, Buyer acknowledges and agrees that neither the Company nor any of its Affiliates, nor any of its or their respective directors, officers, employees, stockholders, partners, members, agents or representatives, has made, or is making, any representation or warranty whatsoever, express or implied (and Buyer has not relied on any representation, warranty or statement of any kind by the Company or any of its Affiliates or any of their respective directors, officers, employees, stockholders, partners, members, agents or representatives), beyond those expressly given in Article IV or in any certificate delivered pursuant to Section 10.2(c), including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Company or any of its Subsidiaries. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in the Schedules or elsewhere, as well as any information, documents or other materials (including any such materials contained in any “data room” or reviewed by Buyer or any of its Affiliates, agents or representatives) or management presentations that have been or shall hereafter be provided to Buyer or any of its Affiliates, agents or representatives are not and will not be deemed to be representations or warranties of the Company, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing, except as may be expressly set forth in Article IV or in any certificate delivered pursuant to Section 10.2(c). Except as otherwise expressly set forth in this Agreement, Buyer understands and agrees that any inventory, equipment, vehicles, assets, properties and business of the Company and its Subsidiaries are furnished “as is”, “where is” and, subject only to the representations and warranties contained in Article IV, with all faults and without any other representation or warranty of any nature whatsoever.
5.10    Acquisition of Interests for Investment. Buyer has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its participation in the Merger. Buyer confirms that the Company has made available to Buyer and Buyer’s agents and representatives the opportunity to ask questions of the officers and management employees of the Company and its Subsidiaries as well as access to the documents, information and records of the Company and its Subsidiaries and to acquire additional information about the business and financial condition of the Company and its Subsidiaries, and Buyer confirms that it has made an independent investigation, analysis and evaluation of the

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Company and its Subsidiaries and their respective properties, assets, business, financial condition, documents, information and records. Buyer is acquiring the stock of Holdings, the Company and its Subsidiaries for investment and not with a view toward or for sale in connection with any distribution thereof, or with any present intention of distributing or selling the stock of Holdings, the Company or its Subsidiaries. Buyer understands and agrees that stock of Holdings, the Company and its Subsidiaries may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act of 1933, as amended, except pursuant to an exemption from such registration available under such Act, and without compliance with state, local and foreign securities Laws, in each case, to the extent applicable.
5.11    No Additional Representations or Warranties. Except as provided in this Article V, none of Buyer, any of its Affiliates, or any of their respective directors, officers, employees, stockholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to Parent, Holdings, Merger Sub, the Company or their respective Affiliates, respective directors, officers, employees, stockholders, partners, members or representatives, and no such party shall be liable in respect of the accuracy or completeness of any information provided to Parent, Holdings, Merger Sub, the Company or their respective Affiliates, directors, officers, employees, stockholders, partners, members or representatives.
ARTICLE VI.
REPRESENTATIONS AND WARRANTIES OF PARENT
Except as set forth on the Schedules, Parent represents and warrants to the Company and Buyer as follows:
6.1    Corporate Organization. Each of Parent, Holdings and Merger Sub has been duly incorporated or formed (as applicable) and is validly existing as a corporation or limited liability company (as applicable) in good standing under the Laws of the State of Delaware and has the corporate or limited liability company (as applicable) power and authority to own or lease its properties and to conduct its business as it is now being conducted. The copies of the certificate of incorporation or formation (as applicable) of Parent, Holdings and Merger Sub previously delivered by Parent to the Company and Buyer are true and complete.
6.2    Due Authorization. Each of Parent, Holdings and Merger Sub has all requisite corporate or limited liability company (as applicable) power and authority to execute and deliver this Agreement and to perform all obligations to be performed by it hereunder. The execution and delivery of this Agreement by each of Parent, Holdings and Merger Sub and the consummation by it of the transactions contemplated hereby have been duly and validly authorized and approved by the Board of Directors (or equivalent governing body) of Parent, Holdings and Merger Sub, respectively, and no other corporate or limited liability company (as applicable) proceeding on the part of Parent, Holdings or Merger Sub is necessary to authorize this Agreement (other than the adoption of this Agreement by the stockholders of Parent and Merger Sub, which adoption will occur immediately following the execution of this Agreement). This Agreement has been duly and validly executed and delivered by each of Parent, Holdings and Merger Sub and (assuming this Agreement constitutes a legal, valid and binding obligation of the Company and Buyer) constitutes a legal, valid and binding obligation of each of Parent, Holdings and Merger Sub, enforceable against each of them in accordance with its terms, subject to the Remedies Exception.

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6.3    No Conflict. The execution and delivery of this Agreement by each of Parent, Holdings and Merger Sub and the consummation by it of the transactions contemplated hereby, do not and will not, as of the Closing, (a) violate any provision of, or result in the breach of any applicable Law to which Parent, Holdings or Merger Sub is subject or by which any property or asset of Parent, Holdings or Merger Sub is bound, or (b) conflict with the certificate of incorporation, bylaws, certificate of formation, limited liability company agreement or other organizational documents of Parent, Holdings or Merger Sub or (c) violate any provision of or result in a breach of, or require a consent under, any agreement, indenture or other instrument to which Parent, Holdings or Merger Sub is a party or by which Parent, Holdings or Merger Sub is bound, or terminate or result in the termination of any such agreement, indenture or instrument, or result in the creation of any Lien under any such agreement, indenture or instrument upon any of the properties or assets of Parent, Holdings or Merger Sub or constitute an event which, after notice or lapse of time or both, would result in any such violation, breach, termination or creation of a Lien.
6.4    Litigation and Proceedings. There are no lawsuits, actions, suits, claims or other proceedings at law or in equity, or, to the knowledge of Parent, investigations, pending before or by any Governmental Authority or, to the knowledge of Parent, threatened, against Parent or any of its Affiliates or its representatives which, if determined adversely, would reasonably be expected to have a Material Adverse Effect on Parent. There is no unsatisfied judgment or any open injunction binding upon Parent which would reasonably be expected to have a Material Adverse Effect on Parent.
6.5    Governmental Consents. Assuming the truth and completeness of the representations and warranties of the Company contained in this Agreement and except as may result from any facts or circumstances relating solely to the Company and its Subsidiaries, no consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority is required on the part of Parent with respect to Parent’s execution or delivery of this Agreement or the consummation by Parent of the transactions contemplated hereby, except for (a) applicable requirements of the HSR Act or any similar foreign Law, (b) compliance with any applicable securities Laws (c) any consents, approvals, authorizations, designations, declarations or filings, the absence of which would not reasonably be expected to have a Material Adverse Effect on Parent and (d) the filing of the Certificate of Reorganization Merger and Certificate of Conversion in accordance with the DGCL.
6.6    Brokers’ Fees. No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other similar commission in connection with the transactions contemplated by this Agreement based upon arrangements made by Parent or any of its Affiliates.
6.7    Ownership; No Other Activities. Except, from and after the Reorganization Merger Effective Time, for equity interests issued in the Reorganization Merger, (a) all of the issued and outstanding equity interests of Merger Sub are owned by Holdings, (b) all of the issued and outstanding equity interests of Holdings are owned by Parent, and (c) all of the issued and outstanding equity interests of Parent are owned by the HFCP VII Investors and the CP V

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Investors. Each of Parent, Holdings and Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and has not engaged in any business activity and has no liabilities or obligations other than those taken or incurred with respect to the Debt Financing, but only to the extent requested or instructed by Buyer, this Agreement and the other Transaction Agreements.
6.8    No Additional Representations or Warranties. Except as provided in this Article VI, none of Parent, any of its Affiliates (including Holdings and Merger Sub), or any of its or their respective directors, officers, employees, stockholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to the Company, Buyer or their respective Affiliates, respective directors, officers, employees, stockholders, partners, members or representatives, and no such party shall be liable in respect of the accuracy or completeness of any information provided to the Company, Buyer or their respective Affiliates, directors, officers, employees, stockholders, partners, members or representatives.
ARTICLE VII.
COVENANTS OF THE COMPANY AND PARENT
7.1    Conduct of Business.
(a)    From the date of this Agreement through the Closing, the Company shall, and shall cause its Subsidiaries to, except as would constitute a violation of applicable Law, as set forth on Schedule 7.1, as expressly contemplated by this Agreement or as consented to by Buyer in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), (x) operate the business of the Company and its Subsidiaries in the ordinary course and substantially in accordance with past practice; (y) use commercially reasonable efforts to maintain and preserve in all material respects the present business organizations and material assets of the Company and its Subsidiaries, taken as a whole; and (z) use commercially reasonable efforts to maintain and preserve in all material respects the material relationships and good will with customers, suppliers and others having business dealings with the Company and its Subsidiaries. Without limiting the generality of the foregoing, except as would constitute a violation of applicable Law, as set forth on Schedule 7.1 or as consented to by Buyer in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied, except in the case of clauses (i)(B), (i)(C), (ii), (xii) or, as it may relate to any of the clauses enumerated in this parenthetical, (xiii)), the Company shall not, and the Company shall cause its Subsidiaries not to, except as otherwise expressly contemplated by this Agreement:
(i)    (A) change or amend the certificate of incorporation, bylaws or other organizational documents of the Company or any of its Subsidiaries; (B) authorize for issuance, issue, grant, sell, deliver, dispose of, pledge or otherwise encumber any equity securities of the Company or any of its Subsidiaries, except for issuances of shares of Common Stock upon the exercise of existing options outstanding as of the date hereof to purchase shares of Common Stock or (C) grant any options, warrants or other rights to acquire, or any instrument convertible into or exchangeable or exercisable for, any capital stock or other equity interests in the Company or any of its Subsidiaries;

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(ii)    (A) make, declare, accrue or set aside any dividend or distribution on or in respect of the Company’s capital stock or other securities (other than to a member of the Company Group), (B) reclassify, combine or split any of the equity interests of any member of the Company Group, (C) redeem, purchase or otherwise acquire any outstanding equity interests of any member of the Company Group, or any rights, warrants or Options to acquire any equity interests of the Company, from any Person other than the Company’s employees, consultants or directors pursuant to the repurchase provisions set forth in Article X of the Stockholders Agreement or the Company’s equity incentive plan (and such repurchased shares, “Repurchased Shares”) or (D) adopt a plan or agreement of merger, consolidation, reorganization, complete or partial liquidation or dissolution of the Company or any of its Subsidiaries, file a petition in bankruptcy under any provisions of federal or state bankruptcy Law on behalf of the Company or any of its Subsidiaries or consent to the filing of any bankruptcy petition against any member of the Company Group under any similar Law;
(iii)    except in the ordinary course of business, (A) materially adversely modify or terminate (excluding any expiration in accordance with its terms or exercise of any right by a counterparty) any Contract of a type required to be listed on Schedule 4.12 or any material insurance policy required to be listed on Schedule 4.17; or (B) enter into any Contract of a type that would be required to be listed on Schedule 4.12 if such Contract was in effect on the date hereof;
(iv)    incur, assume or guarantee any indebtedness for borrowed money (other than (A) in the ordinary course of business or (B) pursuant to the Existing Credit Agreement) in an amount exceeding $5,000,000 or $15,000,000 in the aggregate;
(v)    sell, assign, transfer, convey, lease or otherwise dispose of any material assets or properties, except in the ordinary course of business;
(vi)    except in the ordinary course of business or as otherwise required by existing Company Benefit Plans or existing Contracts, (A) grant any material severance or material termination pay which will become due and payable after the Closing Date; (B) hire or terminate (other than terminations for cause) any executive officers of the Company; (C) adopt, enter into or materially amend any Company Benefit Plan or, other than in connection with an individual’s promotion or new hires of non-executive officer employees, any material individual employment or consulting agreement in a manner that would materially increase Buyer’s, the Company’s or its Subsidiaries’ liabilities with respect thereto; or (D) enter into any collective bargaining agreement;
(vii)    purchase or acquire, directly or indirectly (including by merger or consolidation with, or acquisition of stock or assets of or any other business combination) any corporation, partnership, association, joint venture or other business organization or division thereof;
(viii)    make any material loans or material advances of money to any Person (other than the Company and its Subsidiaries), except for loans made pursuant to Company Benefit Plans or advances to employees or officers of the Company or any of its Subsidiaries for expenses incurred in the ordinary course of business;

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(ix)    enter into a new line of business or abandon or discontinue any existing line of business;
(x)    settle any Action (other than the Tax matters described on Schedule 4.15) where such settlement would (A) require the payment by the Company or any of its Subsidiaries of an amount in excess of $500,000 or impose any material restrictions or limitations upon the operations or business of the Company or any of its Subsidiaries, whether before or after the Closing;
(xi)    (A) Except with respect to Tax matters described on Schedule 4.15 make, change, or rescind any material Tax election, change any annual Tax accounting period, adopt or change any material method of Tax accounting, amend any material Tax Return or file any material claim for a Tax refund, enter into any material closing agreement with a Governmental Authority with respect to Taxes, settle any material Tax claim, audit, or assessment, or surrender any right to claim a material Tax refund, or (B) except as required or permitted by GAAP, make any material change to any accounting principles, methods or practices;
(xii)    enter into, modify or terminate any agreement or transaction between the Company and its Subsidiaries, on the one hand, and any of the HFCP VII Investors, the CP V Investors or their respective Affiliates (other than the Company and its Subsidiaries), on the other hand, other than agreements or transactions entered into in the ordinary course of business and negotiated on an arm’s length basis with direct or indirect portfolio companies of investment funds advised or managed by Carlyle Investment Management L.L.C., Hellman & Friedman LLC or any of their respective Affiliates, or contemplated in this Agreement or any other Transaction Agreement (including entry into the logo agreement contemplated in Section 2.4.3 of the Interim Investors Agreement); or
(xiii)    authorize or agree (by Contract or otherwise), or otherwise become obligated, to do any action prohibited in the foregoing clauses (i) through (xii).
(b)    Nothing contained in this Agreement shall give Buyer, directly or indirectly, any right to control or direct the operations of the Company and its Subsidiaries prior to the Closing. Prior to the Closing, each of the Company and Buyer shall exercise, consistent with the other terms and conditions of this Agreement, complete control and supervision over their respective businesses.
7.2    Inspection. The Company shall, and shall cause its Subsidiaries to, afford to Buyer and its accountants, counsel and other representatives reasonable access, during normal business hours, in such manner as to not interfere with the normal operation of the Company and its Subsidiaries, to their respective properties, books, contracts, commitments, tax returns, records and appropriate officers and employees of the Company and its Subsidiaries, and shall furnish such representatives with financial and operating data and other information concerning the affairs of the Company and its Subsidiaries, in each case, as such representatives may reasonably request; provided, that (i) such investigation shall be conducted in accordance with all applicable competition Laws, shall only be upon reasonable advance notice and shall be at Buyer’s sole cost and expense; and (ii) Buyer and its representatives shall not be permitted to perform any environmental sampling at any real property owned or leased by the Company or any of its

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Subsidiaries, including sampling of soil, groundwater, surface water, building materials, or air or wastewater emissions. All information obtained by Buyer, Merger Sub and their respective representatives shall be subject to the Confidentiality Agreement. Notwithstanding anything to the contrary contained herein, neither the Company nor any of its Subsidiaries shall be required to provide access or disclose information where such access or disclosure would, in the Company’s reasonable judgment, (1) jeopardize the attorney-client privilege or other legal privilege or (2) conflict with any (x) applicable Law or (y) other obligation of confidentiality; provided, however, that, in such instances, the Company shall inform Buyer of the general nature of the information being withheld and, upon Buyer’s request and at Buyer’s sole cost and expense, reasonably cooperate with Buyer to provide such information, in whole or in part, in a manner that would not result in any of the outcomes described in the foregoing clauses (1) and (2).
7.3    Governmental Approvals. In connection with the transactions contemplated by this Agreement, the Company and Parent shall (and, to the extent required, shall cause its Affiliates to) (a) comply promptly, but in no event later than five (5) days after the date hereof, with the notification and reporting requirements of the HSR Act and use its reasonable best efforts to obtain early termination of the waiting period under the HSR Act and (b) as soon as practicable, make such other filings or start any pre-notification proceedings with any Governmental Authorities as may be requested by a Governmental Authority and required or otherwise advisable under any other Law. The Company and Parent shall use its reasonable best efforts to substantially comply with any Information or Document Requests made of the Company, Parent or any of their respective Affiliates.
7.4    Termination of Certain Agreements. Prior to the Effective Time, the Company shall take all actions necessary to terminate, and shall cause to be terminated, each Contract listed on Schedule 7.4 to the extent such Contract will not (without any further action by the Company) terminate in accordance with its terms in connection with the transactions contemplated by this Agreement.
7.5    Cooperation with Financing. Prior to and at the Closing, the Company shall use reasonable best efforts to provide, and shall cause its Subsidiaries and its and their respective officers, directors, employees and representatives to use reasonable best efforts to provide, such cooperation with Holdings and Buyer as may be customary and reasonably requested by Holdings or Buyer in connection with the incurrence by Holdings of the Debt Financing (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries), including using reasonable best efforts to (i) participate at reasonable times in a reasonable number of meetings, drafting sessions, presentations, conference calls, road shows, and rating agency and due diligence sessions, (ii) furnish Holdings and its debt financing sources with such pertinent information regarding the Company and its Subsidiaries reasonably requested by Holdings or Buyer to assist in the preparation of syndication, offering or other similar marketing materials related to the Debt Financing, including private placement of high-yield debt securities, (iii) facilitate its independent auditors to (A) provide, consistent with customary practice, customary “comfort” letters (including “negative assurance” and change period comfort) with respect to financial

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information relating to the Company and its Subsidiaries as reasonably requested by Holdings or Buyer as necessary or customary for financings similar to the Debt Financing and (B) participate (either telephonically or in person, as determined by the Company’s independent auditors) in accounting due diligence sessions and drafting sessions; (iv) assist Holdings and its debt financing sources in the preparation of (A) offering documents, private placement memoranda, prospectuses and similar documents for any portion of the Debt Financing (including, without limitation, assisting Holdings, and its debt financing sources in the preparation of pro forma financial statements to be included therein) and (B) materials for rating agency presentations (provided that the scope and nature of financial information to be provided by the Company is addressed exclusively in the foregoing clauses (ii) and (iii)), (v) cooperate with the marketing efforts of Holdings and its debt financing sources for any portion of the Debt Financing as reasonably requested by Holdings or Buyer, and (vi) cooperate with Holdings’ legal counsel in connection with any legal opinions that such legal counsel may be required to deliver in connection with the Debt Financing as reasonably requested by Holdings or Buyer; provided, in each case, that (A) neither the Company nor any of its Subsidiaries shall be required to incur any liability that is not subject to reimbursement or indemnity from Holdings or Buyer in connection with the Financing prior to the Effective Time, (B) the pre-Closing Board of Directors of the Company and the directors, managers and general partners of the Company’s Subsidiaries shall not be required to adopt resolutions approving the agreements, documents and instruments pursuant to which the Financing is obtained, (C) neither the Company nor any of its Subsidiaries shall be required to execute prior to the Effective Time any definitive financing documents, including any credit or other agreements, pledge or security documents, or other certificates, legal opinions or documents in connection with the Financing, and (D) except as expressly provided above, neither the Company nor any of its Subsidiaries shall be required to take any corporate actions prior to the Effective Time to permit the consummation of the Financing. Except for the representations and warranties of the Company set forth in Article IV of this Agreement, neither the Company nor any of its Subsidiaries shall have any liability to Parent, Holdings, Merger Sub or Buyer in respect of any financial statements, other financial information or data or other information provided pursuant to this Section 7.5. Notwithstanding anything to the contrary in this Agreement, the condition set forth in Section 10.2(b), as it applies to the Company’s obligations under this Section 7.5, shall be deemed satisfied unless the Company has knowingly and willfully materially breached its obligations under this Section 7.5 and such breach has been the primary cause of the Debt Financing not being obtained. In the event that the Debt Financing is funded into escrow and this Agreement is terminated prior to the Effective Time, Buyer shall promptly upon the termination of this Agreement reimburse Parent, Holdings and the Company and their Subsidiaries for any accrued and unpaid interest incurred from the time of the closing of the Debt Financing until the date that the proceeds from the Debt Financing are released from the escrow account and returned to those Persons that have provided such Debt Financing and any other related breakage costs associated with such escrow.
7.6    280G Matters. Prior to the Closing, the Company shall use its reasonable best efforts to take such actions that are intended to ensure that the payment of any amounts or benefits (whether or not accelerated) to a “disqualified individual” (as defined in Section 280G(c) of the Code) in connection with the transactions contemplated hereunder, would not, separately or in the aggregate, reasonably be expected to result in the disallowance of a deduction to the

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Company or its Subsidiaries, as applicable, under Section 280G of the Code in connection with the transactions contemplated hereunder, including, as necessary, (a) soliciting the requisite approval of the Company’s direct or indirect stockholders of all or a portion of any such payments or benefits, in a manner that meets the shareholder approval requirements of Section 280G(b)(5) of the Code and Treasury Regulation Section 1.280G-1, Q/A-7 (including providing such members adequate disclosure of all material facts concerning any such payments or benefit as provided in, and otherwise conducting such solicitation in conformity with, Section 280G(b)(5)(B) of the Code) and (b) to the extent necessary, attempting to obtain a waiver from each such “disqualified individual” entitled to receive any payments or benefits which would reasonably be expected, individually or when aggregated with other payments or benefits, to cause or trigger any “parachute payment” (as defined in Section 280G(b) of the Code) in connection with the transactions contemplated hereunder of such disqualified individual’s right to receive the portion of such payments or benefits that would reasonably be expected to, individually or when aggregated with other payments or benefits, cause or trigger any “excess parachute payments” (within the meaning of Section 280G of the Code). The Company shall provide Buyer with drafts of all such solicitation materials and consents for review and comment prior to delivery to stockholders or disqualified individuals, as applicable. Prior to the Closing, the Company shall deliver to Buyer, reasonably satisfactory evidence that a vote of the Company’s stockholders was solicited in accordance with the foregoing provisions of this Section 7.6 and whether or not the requisite number of stockholder votes consenting to such benefits and payments was obtained with respect to such benefits and payments.
7.7    No Alternative Transaction. From the date hereof until the Closing, the Company shall not, nor shall the Company authorize or permit any of its Affiliates or its or their officers, directors, employees, investment bankers, attorneys, accountants or consultants to, directly or indirectly, (a) solicit, initiate, seek, encourage or facilitate the submission of any Acquisition Proposal, (b) engage in any discussions or negotiations concerning or relating to an Acquisition Proposal with (other than to state that they currently are not permitted to have discussions), furnish any nonpublic information relating to the Company or any of its Subsidiaries in furtherance of any Acquisition Proposal to, or afford access to the properties, assets, books or records of the Company or any of its Subsidiaries in furtherance of any Acquisition Proposal to, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by, any third Person that is known to be seeking to make, or has made, an Acquisition Proposal or a modification of a previously received Acquisition Proposal (other than Buyer and its Affiliates and its and their officers, directors, employees, investment bankers, attorneys, accountants or consultants in their capacities as such) or (c) enter into any agreement with respect to an Acquisition Proposal.
ARTICLE VIII.
COVENANTS OF BUYER, PARENT AND HOLDINGS
8.1    Governmental Approvals.
(a)    In connection with the transactions contemplated by this Agreement, Buyer shall (and, to the extent required, shall cause its Affiliates to) (i) comply promptly, but in no event later than five (5) days after the date hereof, with the notification and reporting requirements of

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the HSR Act and use its reasonable best efforts to obtain early termination of the waiting period under the HSR Act and (ii) as soon as practicable, make such other filings or start pre-notification proceedings with any Governmental Authorities as may be requested by a Governmental Authority and required or otherwise advisable under any other Law (such Laws addressed in this clause (ii), together with the HSR Act, collectively, “Approval Laws”). Buyer shall use its reasonable best efforts to substantially comply with any Information or Document Requests made of Buyer or any of its Affiliates.
(b)    Buyer shall exercise its reasonable best efforts to (i) obtain termination or expiration of the waiting period under the HSR Act and to receive such other approvals, consents and clearances as may be necessary, proper or advisable under any Approval Laws, in each case, as soon as practicable (but in any event prior to the Termination Date), (ii) furnish to the Company all information required for any application or other filing to be made pursuant to any Law in connection with the transactions contemplated by this Agreement (including, to the extent permitted by Law, responding to any reasonable requests for copies of documents filed with Buyer’s prior filings), and (iii) otherwise cooperate with the Company in connection with any filing and in connection with resolving any investigation or other inquiry of any Governmental Authority. In connection therewith, if any Action is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as in violation of any Approval Law, Buyer shall use its reasonable best efforts to contest and resist any such Action, including to prevent the entry in any Action brought by a Governmental Authority or any other Person of any Governmental Order which would prohibit, make unlawful or delay the consummation of the transactions contemplated by this Agreement. Buyer shall not, without the written consent of the Company, “pull-and-refile” pursuant to 16 C.F.R. 803.12 any filing made under the HSR Act, or take any similar action without prior written approval from the Company with respect to any filing made with any Governmental Authority.
(c)    Notwithstanding anything to the contrary, nothing in this Section 8.1 shall require or otherwise obligate Buyer or any of its Affiliates to propose, negotiate, offer or agree to (i) sell, license, or otherwise dispose or hold separate or impose other limitations or restrictions on assets, categories of assets or lines of business of the Company or any of its Subsidiaries or of Buyer or any of its Affiliates, (ii) effect any disposition, licensing, holding separate of, or other limitations or restrictions on, assets or lines of business, (iii) terminate any existing relationships and contractual rights and obligations, (iv) enter into any passivity arrangements with respect to the Company or its Subsidiaries or any part thereof, or (v) otherwise limit freedom of action with respect to any of the assets or business of Buyer or any of its Affiliates or the Company or any of its Subsidiaries.
(d)    Buyer shall promptly furnish to the Company copies of any notices or written communications received or given by Buyer or any of its Affiliates from or to any third party or any Governmental Authority with respect to the transactions contemplated by this Agreement, and Buyer shall permit counsel to the Company an opportunity to review in advance, and Buyer shall consider in good faith the views of such counsel in connection with, any proposed written communications by Buyer and its Affiliates to any third party or any Governmental Authority concerning the transactions contemplated by this Agreement. Buyer agrees to provide the Company and its counsel the opportunity, on reasonable advance notice, to participate in any

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substantive meetings or discussions, either in person or by telephone, between Buyer and any of its Affiliates, agents or advisors, on the one hand, and any third party or any Governmental Authority, on the other hand, concerning or in connection with the transactions contemplated hereby.
(e)    Buyer shall be solely responsible for and pay all fees payable to the Antitrust Authorities in connection with the transactions contemplated by this Agreement.
8.2    Employment Matters.
(a)    For a period of one (1) year following the Closing Date, the Surviving Corporation shall, and shall cause its Subsidiaries to, maintain for employees who continue in the employ of the Surviving Corporation or any of its Subsidiaries following the Closing Date (the “Continuing Employees”) (i) at least the same base salary or wage rate and annual cash incentive opportunities, if any, as those provided to the Continuing Employees immediately prior to the Closing and (ii) other compensation and benefits (excluding any equity compensation) that are substantially comparable in the aggregate to those provided to the Continuing Employees immediately prior to the Closing. This Section 8.2 shall not limit the obligation of the Surviving Corporation or any of its Subsidiaries to maintain any compensation arrangement or benefit plan that, pursuant to an existing contract or applicable Law, must be maintained for a period longer than one (1) year. No provision of this Agreement shall be construed as a guarantee of continued employment of any Continuing Employee and this Agreement shall not be construed so as to prohibit the Surviving Corporation or any of its Subsidiaries from having the right to terminate the employment of any Continuing Employee, provided that any such termination is effected in accordance with applicable Law.
(b)    From and after the Closing, the Surviving Corporation shall give each Continuing Employee full credit for all purposes (including for purposes of eligibility to participate, level of benefits, early retirement eligibility and early retirement subsidies, vesting and benefit accrual) under any employee benefit plans, arrangements, collective agreements and employment-related entitlements (including under any applicable pension, 401(k), savings, medical, dental, life insurance, vacation, long-service leave or other leave entitlements, post-retirement health and life insurance, termination indemnity, severance or separation pay plans) provided, sponsored, maintained or contributed to by the Surviving Corporation or any of its Subsidiaries for such Continuing Employee’s service with the Company or any of its Subsidiaries, and with any predecessor employer, to the same extent recognized by the Company or any of its Subsidiaries as of immediately prior to the Closing, except to the extent such credit would result in the duplication of benefits for the same period of service. Notwithstanding the foregoing, to the extent permitted under applicable Law, the Surviving Corporation shall not be required to provide credit for such service for benefit accrual purposes under any employee benefit plan of Buyer that is a defined benefit pension plan.
(c)    The Surviving Corporation shall (i) waive, for each Continuing Employee and his or her dependents, any waiting period provision, payment requirement to avoid a waiting period, pre-existing condition limitation, actively-at-work requirement and any other restriction that would prevent immediate or full participation under the welfare plans of the Surviving Corporation or any of its Subsi5diaries applicable to such Continuing Employee to the extent

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such waiting period, pre-existing condition limitation, actively-at-work requirement or other restriction would not have been applicable to such Continuing Employee under the terms of the welfare plans of the Company and its Subsidiaries, and (ii) give full credit under the welfare plans of Buyer and its Subsidiaries applicable to each Continuing Employee and his or her dependents for all co-payments and deductibles satisfied prior to the Closing in the same plan year as the Closing, and for any lifetime maximums, as if there had been a single continuous employer.
(d)    Nothing in this Section 7.2 shall (i) be construed as an amendment or other modification of any Company Benefit Plan or other employee benefit plan, (ii) give any third party any right to enforce the provisions of this Agreement or (iii) limit the right of the Surviving Corporation or any of its Subsidiaries to amend, terminate or otherwise modify any Company Benefit Plan or other employee benefit plan.
8.3    Conduct of Business. Subject to the other terms of this Agreement, Buyer shall not, and shall not permit any of its Affiliates to, knowingly and intentionally take any action or knowingly and intentionally fail to take any action that could reasonably be expected to result in any of the conditions set forth in Article X not being satisfied or that would otherwise be reasonably expected to materially prevent or delay the consummation of the Merger.
8.4    Financing. Parent, Holdings and Buyer shall each use reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, as promptly as possible, all things necessary, proper or advisable to arrange and obtain the Equity Financing on the terms and conditions described in the Commitment Letters and the Debt Financing, including using reasonable best efforts to, as promptly as possible, (i) satisfy, or cause to be satisfied, on a timely basis all conditions to Holdings and Buyer obtaining the Financing set forth therein, (ii) negotiate and enter into definitive agreements with respect to the Debt Financing on the terms and conditions that are acceptable to Buyer, (iii) timely prepare the necessary offering circulars, private placement memoranda, or other offering documents or marketing materials with respect to the Debt Financing, (iv) consummate the Financing at or prior to Closing (except for the Deferred Payment Amount, which will be paid on the Deferred Payment Date) and (v) take any action requested by Buyer in connection with obtaining the Debt Financing. Parent, Holdings and Buyer shall give each other and the Company prompt written notice (A) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to result in breach or default) by any party to any Commitment Letter of which Parent, Holdings or Buyer becomes aware, (B) if and when Parent, Holdings or Buyer becomes aware that any portion of the Financing contemplated by any Commitment Letter or the Debt Financing may not be available for the Financing Purposes, (C) of the receipt of any written notice or other written communication from any Person with respect to any (1) actual or potential breach, default, termination or repudiation by any party to any Commitment Letter or (2) material dispute or disagreement between or among any parties to any Commitment Letter (but excluding, for the avoidance of doubt, any ordinary course negotiations with respect to the terms of the Financing), and (D) of any expiration or termination of any Commitment Letter. Without limiting the foregoing, Parent, Holdings and Buyer shall keep each other and the Company informed on a reasonably current basis in reasonable detail of the status of their efforts to arrange the Financing and provide to each other and the Company executed copies of the

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definitive documents related to the Financing (provided that any fee letters, engagement letters or other agreements that, in accordance with customary practice, are confidential by their terms, and that do not affect the conditionality or amount of the Financing, may be redacted so as not to disclose such terms that are so confidential) and copies of any of the written notices or communications described in the preceding sentence. Parent, Holdings and Buyer shall (1) comply in all material respects with each Commitment Letter and each definitive agreement with respect thereto, (2) enforce their rights under each Commitment Letter, and (3) not permit, without the prior written consent of the Company (and, with respect to the Debt Financing, the prior written consent of Buyer), any material amendment or modification to be made to, or any termination, rescission or withdrawal of, or any material waiver of any provision or remedy under, any Commitment Letter, if such amendment, modification or waiver (individually or in the aggregate with any other amendments, modifications or waivers) would reasonably be expected to (x) reduce the aggregate amount of the Financing thereunder, or (y) impose any new or additional condition, or otherwise amend, modify or expand any condition, to the receipt of any portion of the Financing in a manner that would reasonably be expected to (I) materially delay or prevent the Closing Date, (II) make the funding of any portion of the Financing (or satisfaction of any condition to obtaining any portion of the Financing) less likely to occur or (III) adversely impact the ability of Buyer to enforce its rights against any other party to any Commitment Letter, the ability of Parent, Holdings, Buyer or Merger Sub to consummate the transactions contemplated hereby or the likelihood of the consummation of the transactions contemplated hereby. Parent, Holdings and Buyer shall provide notice to each other and the Company promptly upon receiving the Financing. Parent, Holdings and Merger Sub shall not take any action with respect to the Debt Financing without the prior consent of Buyer.
ARTICLE IX.
JOINT COVENANTS
9.1    Support of Transaction. Without limiting any covenant contained in Article VII or Article VIII, Parent, Holdings, Merger Sub, Buyer and the Company shall each, and shall each cause their respective Subsidiaries to: (a) use reasonable best efforts to assemble, prepare and file any information (and, as needed, to supplement such information) as may be reasonably necessary to obtain as promptly as practicable all governmental and regulatory consents required to be obtained in connection with the transactions contemplated hereby, (b) use reasonable best efforts to obtain all material consents and approvals of third parties that any of Buyer, the Company or their respective Affiliates are required to obtain in order to consummate the Merger, and (c) take such other action as may reasonably be necessary or as another party may reasonably request to satisfy the conditions of Article X or otherwise to comply with this Agreement and to consummate the transactions contemplated hereby as soon as practicable (but in any event prior to the Termination Date). Notwithstanding the foregoing, in no event shall the Company or any of its Subsidiaries be obligated under this Section 9.1 to bear any expense or pay any fee (other than the payment of nominal administrative, processing or similar fees or charges) or grant any concession in connection with obtaining any consents, authorizations or approvals required in order to consummate the Merger pursuant to the terms of any Contract to which the Company or any of its Subsidiaries is a party. Nothing in this Section 9.1 shall obligate Parent, Holdings, Buyer or any of their respective Affiliates to amend this Agreement or

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take any action in its capacity as a shareholder or director of the Company or any of its Subsidiaries.
9.2    Stockholder Approval.
(a)    The Company. As soon as practicable (and within 24 hours) after the execution and delivery of this Agreement, the Company shall (x) take all action necessary in accordance with the DGCL and the Company’s certificate of incorporation and bylaws to solicit and obtain the written consent of (A) holders of at least a majority of the shares of Common Stock to adopt this Agreement and approve the Reorganization Merger, the Conversion, the Merger and the other transactions contemplated hereby and (B) each HFCP VII Investor and each CP V Investor to receiving payment of the aggregate Cash Per Share Merger Consideration with respect to their respective Deferred Payment Shares on the Deferred Payment Date, without interest (clauses (A) and (B) collectively, the “Merger Consent”) and (y) deliver to Buyer a copy of the Merger Consent.
(b)    Merger Sub. Immediately (and within 24 hours) following the execution and delivery of this Agreement, Holdings, as the sole stockholder of Merger Sub, shall (x) adopt this Agreement and approve the Reorganization Merger and the Conversion and the related transactions contemplated hereby in accordance with the DGCL and Merger Sub’s certificate of incorporation and bylaws (the “Merger Sub Consent”) and (y) deliver to Buyer and the Company a copy of such approval.
(c)    Parent. Immediately (and within 24 hours) following the execution and delivery of this Agreement, each stockholder of Parent shall (x) adopt this Agreement and approve the Reorganization Merger, the Conversion, the Merger and the related transactions contemplated hereby in accordance with the DGCL and Parent’s certificate of incorporation and bylaws (the “Parent Consent”) and (y) deliver to Buyer and the Company a copy of such approval.
(d)    Buyer. Immediately (and within 24 hours) following the execution and delivery of this Agreement, each stockholder of Buyer shall (x) adopt this Agreement and approve the Reorganization Merger, the Conversion, the Merger and the related transactions contemplated hereby in accordance with the DGCL and Buyer’s certificate of incorporation and bylaws (the “Buyer Consent”) and (y) deliver to the Company a copy of such approval.
9.3    Further Assurances. Each party hereto agrees that, from time to time after the Closing Date, it will execute and deliver, or cause its Affiliates to execute and deliver, such further instruments, and take (or cause its Affiliates to take) such other action, as may be reasonably necessary to carry out the purposes and intents of this Agreement; provided, that nothing in this Section 8.4 shall obligating any Person to take action in his, her or its capacity as a shareholder or director of the Company or any of its Subsidiaries.
9.4    Tax Matters. At or prior to the Closing, the Company shall deliver to each of Buyer, the CP V Investors, the HFCP VII Investors, the GIC Investors and the Blue Spectrum Investors a certificate in accordance with the requirements of Treasury Regulation Sections 1.897-2(h) and 1.1445-2(c)(3) certifying that the Company is not a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code. Parent, Buyer, the Company and the CP V Investors, the HFCP VII Investors and the HFCP VIII Investors agree to cooperate

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in good faith and in advance of filing any relevant Tax Returns to determine the extent to which the transactions (or any portion thereof) contemplated by this Agreement with respect to the CP V Investors shall be treated as a sale or exchange of their Common Stock under Section 302(a) of the Code or a distribution with respect to their Common Stock to which Section 301 of the Code applies; provided, that the HFCP VII Investors and the HFCP VIII Investors shall not be required to disclose any confidential information, including identifying information with respect to direct or indirect equityholders of the HFCP VII Investors or the HFCP VIII Investors, except to the extent required to make such determination, and then only to an independent third party accounting or law firm reasonably acceptable to the HFCP VII Investors and the HFCP VIII Investors and pursuant to procedures designed to preserve confidentiality reasonably acceptable to the HFCP VII and the HFCP VIII Investors, the fees, costs and expenses of which shall be borne by Buyer or its Subsidiaries.
9.5    Rollover Cooperation. The Company, Parent, Holdings and Merger Sub shall reasonably cooperate with Buyer and its Affiliates to allow, immediately prior to the Closing, each Rollover Share to be contributed or otherwise transferred to Buyer by each Rollover Seller in accordance with the terms and conditions set forth in each applicable Rollover Agreement.
ARTICLE X.
CONDITIONS TO OBLIGATIONS
10.1    Conditions to the Obligations of Buyer and the Company. The obligations of Buyer and the Company to consummate, or cause to be consummated, the Reorganization Merger, the Conversion and the Merger are subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by all of such parties:
(a)    All waiting periods under the HSR Act applicable to the Merger shall have expired or been terminated.
(b)    There shall not be in force any Governmental Order enjoining, suspending or prohibiting the consummation of the Merger and the other transactions contemplated by the Transaction Agreements.
(c)    The Merger Consent, the Merger Sub Consent, the Parent Consent and the Buyer Consent shall have been validly obtained.
(d)    [Reserved].
(e)    The Equity Financing from each of the GIC Investors and the Blue Spectrum Investors shall have been funded in full on the terms and conditions set forth in their respective Commitment Letters.
10.2    Conditions to the Obligations of Buyer . The obligations of Buyer to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Buyer:
(a)    The representations and warranties of the Company (other than the Fundamental Company Representations and those set forth in Sections 4.23(a)) contained in Article IV, disregarding all qualifications contained herein relating to materiality or Material Adverse Effect,

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shall be true and correct as of the Closing Date, as if made anew at and as of that date, except with respect to representations and warranties that speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, except for any inaccuracy or omission that individually or in the aggregate has not had and would not reasonably be expected to have a Material Adverse Effect on the Company. The Fundamental Company Representations (other than those set forth in Section 4.6(a), the first two sentences of Section 4.6(c), and Section 4.6(d)) shall be true and correct in all material respects as of the Closing Date, as if made anew at and as of that date, except with respect to the Fundamental Company Representations that speak as to an earlier date, which representations and warranties shall be true and correct in all material respects at and as of such date. The representations and warranties of the Company set forth in Section 4.6(a), the first two sentences of Section 4.6(c), and Section 4.6(d) shall be true and correct (except for de minimis failures) as of the Closing Date, as if made anew at and as of that date. The representations and warranties of the Company set forth in Section 4.23(a) shall be true and correct as of the Closing Date, as if made anew at and as of that date.
(b)    Each of the covenants of the Company to be performed at or prior to the Closing shall have been performed in all material respects.
(c)    The Company shall have delivered to Buyer a certificate signed by an officer of the Company, dated as of the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 10.2(a) and Section 10.2(b) have been fulfilled.
(d)    Holdings shall have received, or will receive contemporaneously with the Closing, the full amount of the Debt Financing proceeds.
(e)    The representations and warranties of Parent, Holdings and Merger Sub contained in Article VI shall be true and correct in all material respects as of the Closing Date as if made anew at and as of that date; provided that the representations and warranties that speak as to an earlier date shall be true and correct in all material respects at and as of such earlier date.
(f)    Each of the covenants of Parent, Holdings and Merger Sub to be performed at or prior to the Closing shall have been performed in all material respects.
(g)    Parent shall have delivered to Buyer a certificate signed by an officer of Parent, dated as of the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 10.2(e) and Section 10.2(f) have been fulfilled.
(h)    Since the date of this Agreement, there has not been any change, effect, event, occurrence, state of facts or development that, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect on the Company.
10.3    Conditions to the Obligations of the Company. The obligations of the Company to consummate, or cause to be consummated, the Reorganization Merger and the Conversion are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Company:
(a)    The representations and warranties of Buyer contained in Article V, disregarding all qualifications contained herein relating to materiality or Material Adverse Effect, shall be true and correct as of the Closing Date, as if made anew at and as of that date, except with respect to

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representations and warranties that speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, except for any inaccuracy or omission that individually or in the aggregate has not had and would not reasonably be expected to have a Material Adverse Effect on Buyer; provided, that the representations and warranties set forth in the first sentence of Section 5.1 and Section 5.2 shall be true and correct in all material respects as of the Closing Date, as if made anew at and as of that date, except with respect to such representations and warranties that speak as to an earlier date, which representations and warranties shall be true and correct in all material respects at and as of such date.
(b)    Each of the covenants of Buyer to be performed at or prior to the Closing shall have been performed in all material respects.
(c)    Buyer shall have delivered to the Company a certificate signed by an officer of Buyer, dated as of the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 10.3(a) and Section 10.3(b) have been fulfilled.
10.4    Conditions to the Obligations of Parent, Holdings and Merger Sub. The obligations of Parent, Holdings and Merger Sub to consummate, or cause to be consummated, the Reorganization Merger, the Conversion and the Merger are subject to the satisfaction of all of the conditions set forth in Section 10.1, Section 10.2 and Section 10.3 (except for (i) the conditions set forth in Section 10.2(e), Section 10.2(f) and Section 10.2(g) and (ii) those conditions that by their nature are to be satisfied at the Closing (but subject to the satisfaction of such conditions at the Closing) or the waiver by the Company or Buyer (or by the Company and Buyer), as applicable, of such conditions.
10.5    Waiver of Conditions; Frustration of Conditions. All conditions to the Closing shall be deemed to have been satisfied or waived from and after the Effective Time.
ARTICLE XI.
TERMINATION/EFFECTIVENESS
11.1    Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing:
(a)    by written consent of the Company and Buyer;
(b)    by written notice to the Company from Buyer if:
(i)    there is any material breach of any representation, warranty, covenant or agreement on the part of the Company, Parent, Holdings or Merger Sub set forth in this Agreement, such that the conditions specified in Section 10.2(a), Section 10.2(b), Section 10.2(e) or Section 10.2(f) would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company through the exercise of its reasonable best efforts, then, for a period of up to thirty (30) days after receipt by the Company of notice from Buyer of such breach, but only as long as the Company continues to use its reasonable best efforts to cure such Terminating Company Breach (the “Company Cure Period”), such termination shall not be effective

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until the end of the Company Cure Period, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period;
(ii)    the Closing has not occurred on or before June 26, 2017 (the “Termination Date”), unless Buyer’s willful breach is the primary reason for the Closing not occurring on or before such date;
(iii)    the consummation of any of the transactions contemplated hereby is permanently enjoined, prohibited or otherwise restrained by the terms of a final Governmental Order; or
(iv)    the Merger Consent, the Merger Sub Consent and the Parent Consent is not delivered to Buyer within twenty-four (24) hours of the execution and delivery of this Agreement;
(c)    by written notice to Buyer from the Company if:
(i)    there is any material breach of any representation, warranty, covenant or agreement on the part of Buyer set forth in this Agreement, such that the conditions specified in Section 10.3(a) or Section 10.3(b) would not be satisfied at the Closing (a “Terminating Buyer Breach”), except that, if any such Terminating Buyer Breach is curable by Buyer through the exercise of its reasonable best efforts, then, for a period of up to thirty (30) days after receipt by Buyer of notice from the Company of such breach, but only as long as Buyer continues to exercise such reasonable best efforts to cure such Terminating Buyer Breach (the “Buyer Cure Period”), such termination shall not be effective until the end of the Buyer Cure Period, and such termination shall become effective only if the Terminating Buyer Breach is not cured within the Buyer Cure Period;
(ii)    the Closing has not occurred on or before the Termination Date, unless the Company’s, Parent’s, Holdings’ or Merger Sub’s willful breach is the primary reason for the Closing not occurring on or before such date;
(iii)    the consummation of any of the transactions contemplated hereby is permanently enjoined, prohibited or otherwise restrained by the terms of a final Governmental Order; or
(iv)    the Buyer Consent is not delivered to the Company within twenty-four (24) hours of the execution and delivery of this Agreement.
11.2    Effect of Termination.
(a)    In the event of the termination of this Agreement pursuant to Section 11.1, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its respective Affiliates, officers, directors, employees or stockholders. The provisions of this Section 11.2, the last sentence of Section 7.5 and Article XII shall survive any termination of this Agreement.
(b)    Notwithstanding anything to the contrary in this Agreement, if any party hereto fails to effect the Closing when required by Section 2.3 for any or no reason or otherwise breaches this Agreement prior to the Closing in any way (in any case, whether willfully,

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intentionally, unintentionally or otherwise) or fails to perform any obligation hereunder that is required to be performed prior to the Closing (in any case, whether willfully, intentionally, unintentionally or otherwise), then, the sole and exclusive remedy available to any party hereto with respect to such breach or failure to perform shall be (i) to terminate this Agreement as and only to the extent expressly permitted by, and subject to, Section 11.1, or (ii) to seek an order of specific performance and/or an injunction as and only to the extent expressly permitted by, and subject to, Section 12.14. Each of the parties hereto expressly acknowledges and agrees that prior to the Closing, (A) the Company’s right to terminate this Agreement pursuant to Section 11.1 and to seek specific performance and/or an injunction pursuant to Section 12.14 shall constitute the sole and exclusive remedy (whether pursuant to any Law, in equity, in Contract, in tort or otherwise) of the Company Related Parties against any Buyer Related Party and any Parent Related Party for all liabilities, losses, damages, costs and expenses in respect of or in connection with this Agreement, the other Transaction Agreements or the transactions contemplated hereby or thereby, (B) Buyer’s right to terminate this Agreement pursuant to Section 11.1 and to seek specific performance and/or an injunction pursuant to Section 12.14 shall constitute the sole and exclusive remedy (whether pursuant to any Law, in equity, in Contract, in tort or otherwise) of the Buyer Related Parties against the Company Related Parties or any Parent Related Party for all liabilities, losses, damages, costs and expenses in respect of or in connection with this Agreement, the other Transaction Agreements or the transactions contemplated hereby or thereby, and (C) Parent’s, Holdings’ and Merger Sub’s right to seek specific performance and/or an injunction pursuant to Section 12.14 shall constitute the sole and exclusive remedy (whether pursuant to any Law, in equity, in Contract, in tort or otherwise) of the Parent Related Parties against the Company Related Parties or any Buyer Related Party for all liabilities, losses, damages, costs and expenses in respect of or in connection with this Agreement, the other Transaction Agreements or the transactions contemplated hereby or thereby; provided, that nothing in this Section 11.2(b) shall restrict or in any way limit the ability of any party to a Commitment Letter (including the Company to the extent it is provided rights as a third party beneficiary), the Interim Investors Agreement or the Sponsor Support Letter to enforce its respective rights as provided therein. Except as otherwise expressly set forth in this Section 11.2(b): (x) no Buyer Related Party shall have any liability or obligation to any Company Related Party or any Parent Related Party relating to or arising out of this Agreement, the other Transaction Agreements or the transactions contemplated hereby or thereby, in respect of any oral representations made or alleged to be made in connection herewith or therewith, through a Buyer Related Party or otherwise, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of Buyer against any other Buyer Related Party, any enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or other applicable law or otherwise, and unless the Closing occurs, no Buyer Related Party shall have any further liability to any Company Related Party or any Parent Related Party relating to or arising out of this Agreement, the other Transaction Agreements or the transactions contemplated hereby or thereby, (y) no Company Related Party shall have any liability or obligation to any Buyer Related Party or any Parent Related Party relating to or arising out of this Agreement, the other Transaction Agreements or the transactions contemplated hereby or thereby, in respect of any oral representations made or alleged to be made in connection herewith or therewith, through a Company Related Party or otherwise, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of the

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Company against any other Company Related Party, any enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or other applicable law or otherwise, and unless the Closing occurs, no Company Related Party shall have any liability to any Buyer Related Party or any Parent Related Party relating to or arising out of this Agreement, the other Transaction Agreements or the transactions contemplated hereby or thereby, and (z) no Parent Related Party shall have any liability or obligation to any Company Related Party or any Buyer Related Party relating to or arising out of this Agreement, the other Transaction Agreements or the transactions contemplated hereby or thereby, in respect of any oral representations made or alleged to be made in connection herewith or therewith, through a Parent Related Party or otherwise, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of Parent, Holdings or Merger Sub against any other Parent Related Party, any enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or other applicable law or otherwise, and unless the Closing occurs, no Parent Related Party shall have any liability to any Buyer Related Party or any Company Related Party relating to or arising out of this Agreement, the other Transaction Agreements or the transactions contemplated hereby or thereby.
(c)    The Company, Parent, Holdings, Merger Sub and Buyer acknowledge and agree that the agreements contained in this Section 11.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, none of Buyer, Parent, Holdings, Merger Sub or the Company would enter into this Agreement.
ARTICLE XII.
MISCELLANEOUS
12.1    Survival. None of the representations and warranties of any party contained in this Agreement (including any certificates to be delivered under Article X of this Agreement) shall survive the Closing. None of the covenants of any party required to be performed by such party before the Closing shall survive the Closing. The parties acknowledge and agree that if the Closing occurs, no party may bring a cause of action against another party based on or arising out of a breach of the representations and warranties or covenants to be performed prior to the Closing contained herein. Unless otherwise indicated, the covenants and agreements set forth in this Agreement which by their terms are required to be performed after the Closing shall survive the Closing until they have been performed or satisfied.
12.2    Waiver. Any party to this Agreement may, at any time prior to the Closing, by action taken by its Board of Directors, or officers thereunto duly authorized, waive any of the terms or conditions of this Agreement or (without limiting Section 12.11) agree to an amendment or modification to this Agreement by an agreement in writing executed in the same manner (but not necessarily by the same Persons) as this Agreement. No waiver by any of the parties hereto of any default, misrepresentation or breach of representation, warranty, covenant or other agreement hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No waiver by any of the parties of any of the provisions hereof shall be effective unless explicitly set forth in writing and executed by the party sought to be charged with such waiver.

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12.3    Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service, or (iv) when delivered by email (in each case in this clause (iv), solely if receipt is confirmed), addressed as follows:
(a)    If to Parent, Holdings, Merger Sub, Buyer or, after the Closing, the Surviving Corporation, to:
Hellman & Friedman LLC
One Maritime Plaza, 12th Floor
San Francisco, CA 94111
Attention: Arrie R. Park
Email: apark@hf.com
with a copy (which shall not constitute notice) to:
Simpson Thacher & Bartlett LLP
2475 Hanover Street
Palo Alto, CA 94304
Attention: Rich Capelouto
Email: rcapelouto@stblaw.com
and
Carlyle Investment Management L.L.C.
c/o The Carlyle Group
520 Madison Avenue
New York, NY 10022
Attention: Stephen Wise
Email: steve.wise@carlyle.com

with a copy (which shall not constitute notice) to:
Latham & Watkins LLP
555 Eleventh Street, N.W., Suite 1000
Washington, D.C. 20004-1304
Attention: David I. Brown
Email: david.brown@lw.com
(b)    If to the Company, prior to the Closing, to:
Jaguar Holding Company I
c/o Pharmaceutical Product Development, LLC
929 North Front Street
Wilmington, NC 28401

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Attention: General Counsel
Email: judd.hartman@ppdi.com
with a copy (which shall not constitute notice) to:
Latham & Watkins LLP
555 Eleventh Street, N.W., Suite 1000
Washington, D.C. 20004-1304
Attention: David I. Brown
Email: david.brown@lw.com
or to such other address or addresses as the parties may from time to time designate in writing.
12.4    Assignment. No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties; provided, that without the prior written consent of any of the other parties, all or any portion of this Agreement and/or its rights hereunder may be assigned by (i) Buyer to one or more of its respective Affiliates and (ii) Parent, Holdings and Merger Sub to any debt financing source as collateral in connection with the Debt Financing, but any such assignment pursuant to clause (i) or (ii) of this proviso shall not relieve Parent, Holdings, Merger Sub or Buyer from any obligation hereunder. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.
12.5    Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the parties hereto, any right or remedies under or by reason of this Agreement; provided, however, that, notwithstanding the foregoing (i) from and after the Effective Time, the Pre-Closing Holders (and each of their respective successors, heirs and representatives) shall be intended third-party beneficiaries of, and may enforce, their respective rights pursuant to and in accordance with Article III, (ii) the past, present and future directors, officers, employees, incorporators, members, partners, stockholders, Affiliates, agents, attorneys, advisors and representatives of the parties, and any Affiliate of any of the foregoing (and their successors, heirs and representatives) and the other Nonparty Affiliates are intended third-party beneficiaries of, and may enforce, Section 12.15, (iii) the Buyer Related Parties, the Parent Related Parties and Company Related Parties are intended third-party beneficiaries of, and may enforce, Section 11.2(b) and (iv) Prior Company Counsel and the Designated Persons shall be intended third-party beneficiaries of, and may enforce, Section 12.16.
12.6    Expenses. Each party hereto shall bear its own expenses incurred in connection with this Agreement and the transactions contemplated hereby whether or not such transactions shall be consummated, including all fees of its legal counsel, financial advisers and accountants; provided, however, that (i) Buyer shall pay or cause to be paid all fees payable to the Antitrust Authorities in connection with the transactions contemplated by this Agreement in accordance with Section 8.1(e), (ii) the Company shall pay or cause to be paid transfer, documentary, recording, sales, use, stamp, registration and other similar Taxes and fees arising in connection with the transactions contemplated by this Agreement, and (iii) Buyer shall pay or cause to be

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paid all fees and out-of-pocket costs and expenses incurred by (A) Parent, Holdings or Merger Sub in the event that the transaction is terminated prior to the Reorganization Merger Effective Time and (B) Parent, Holdings, the Company and their Subsidiaries pursuant to and in accordance with the last sentence of Section 7.5. Upon the consummation of the Closing, the Surviving Corporation shall be obligated to reimburse or otherwise pay (or cause to reimburse or pay), at the request of Buyer, all fees, costs and expenses incurred by Buyer and its Affiliates (including Parent and Holdings) in connection with the negotiation, execution and delivery of this Agreement and the other Transaction Agreements and the consummation of the transactions contemplated hereby and thereby.
12.7    Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.
12.8    Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
12.9    Schedules and Annexes. The Schedules and Annexes referenced herein are a part of this Agreement as if fully set forth herein. All references herein to Schedules and Annexes shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a party in the Schedules with reference to any Section or schedule of this Agreement shall be deemed to be a disclosure with respect to all other sections or schedules to which the relevance of such disclosure is reasonably apparent on the face of such disclosure. Certain information set forth in the Schedules is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality.
12.10    Entire Agreement. This Agreement (together with the Schedules and Annexes to this Agreement), the Commitment Letters, the Sponsor Support Letter, the Rollover Agreements, and each other agreement contemplated hereby or thereby (together, the “Transaction Agreements”) constitute the entire agreement among the parties relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the transactions contemplated hereby. No representations, warranties, covenants, understandings or agreements, oral or otherwise, relating to the transactions contemplated by this Agreement exist between the parties, except as expressly set forth in this Agreement, and the other Transaction Agreements.

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12.11    Amendments. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as this Agreement by each of the parties hereto and which makes reference to this Agreement. The approval of this Agreement by the stockholders of the Company shall not restrict the ability of the Board of Directors of the Company to terminate this Agreement in accordance with Section 11.1 or to cause the Company to enter into an amendment to this Agreement pursuant to this Section 12.11 to the extent permitted under Section 251(d) of the DGCL.
12.12    Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.
12.13    Jurisdiction; Waiver of Jury Trial.
(a)    Any Action based upon, arising out of or related to this Agreement or the transactions contemplated hereby shall be brought in the Delaware Chancery Court (or, if the Delaware Chancery Court shall be unavailable, any other court of the State of Delaware or, in the case of claims to which the federal courts have exclusive subject matter jurisdiction, any federal court of the United States of America sitting in the State of Delaware), and, in each case, appellate courts therefrom, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of such Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 12.13(a).
(b)    Each party hereto hereby waives, to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect of any Action arising out of this Agreement or the transactions contemplated hereby. Each party hereto (i) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such party would not, in the event of any Action, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other parties hereto have been induced to enter into this Agreement by, among other things, the mutual waiver and certifications in this Section 12.13(b).
12.14    Enforcement. The parties hereto agree that irreparable damage would occur, and that the parties would not have any adequate remedy at law, in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions

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to prevent breaches of this Agreement and to specifically enforce the terms and provisions of this Agreement, without proof of actual damages or otherwise, in addition to any other remedy to which any party is entitled at law or in equity. Each party agrees to waive any requirement for the securing or posting of any bond in connection with such remedy. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy.
12.15    Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the entities that are expressly named as parties hereto (the “Contracting Parties”) and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement and not otherwise), no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative of any of the Contracting Parties, or any past, present or future Affiliate, director, officer, employee, incorporator, member, partner, stockholder, agent, attorney advisor or representative of any of the foregoing (the “Nonparty Affiliates”) shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, Parent, Holdings, Merger Sub or Buyer under this Agreement (whether for indemnification or otherwise) or of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby.
12.16    Waiver of Conflicts Regarding Representations; Non-Assertion of Attorney-Client Privilege.
(a)    Conflicts of Interest. Buyer acknowledges that Latham & Watkins LLP and other legal counsel (“Prior Company Counsel”) have, on or prior to the Closing Date, represented one or more Pre-Closing Holders, the Company, and its Subsidiaries and other Affiliates, and their respective officers, employees and directors (each such Person, other than the Company and its Subsidiaries, a “Designated Person”) in one or more matters relating solely to this Agreement or any other agreements or transactions contemplated hereby (including any matter that may be related to a litigation, claim or dispute arising under or related to this Agreement or such other agreements or in connection with such transactions) (each, an “Existing Representation”), and that, in the event of any post-Closing matters (x) relating to this Agreement or any other agreements or transactions contemplated hereby (including any matter that may be related to a litigation, claim or dispute arising under or related to this Agreement or such other agreements or in connection with such transactions) and (y) in which the Surviving Corporation or any of its Affiliates (including the Company and its Subsidiaries), on the one hand, and one or more Designated Persons, on the other hand, are or may be adverse to each other (each, a “Post-Closing Matter”), the Designated Persons reasonably anticipate that Prior Company Counsel will represent them in connection with such matters. Accordingly, each of Buyer and the Company hereby (i) waives and shall not assert, and agrees after the Closing to cause its (in the Buyer’s case, the Surviving Corporation’s) Affiliates to waive and to not assert, any conflict of interest arising out of or relating to the representation by one or more Prior Company Counsel of one or

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more Designated Persons in connection with one or more Post-Closing Matters (the “Post-Closing Representations”), and (ii) agrees that, in the event that a Post-Closing Matter arises, Prior Company Counsel may represent one or more Designated Persons in such Post-Closing Matter even though the interests of such Person(s) may be directly adverse to the Surviving Corporation or any of its Affiliates (including the Company and its Subsidiaries), and even though Prior Company Counsel may (i) have represented the Company or its Subsidiaries in a matter substantially related to such dispute or (ii) be currently representing the Surviving Corporation, the Company or any of their respective Affiliates on an unrelated matter.
(b)    Attorney-Client Privilege. Each of Buyer and the Company (on behalf of itself and its Affiliates) waives and shall not assert, and agrees after the Closing to cause its (in the Buyer’s case, the Surviving Corporation’s) Affiliates to waive and to not assert, any attorney-client privilege, attorney work-product protection or expectation of client confidence with respect to any communication between any Prior Company Counsel, on the one hand, and any Designated Person or the Company or any of its Subsidiaries (collectively, the “Pre-Closing Designated Persons”), on the other hand, or any advice given to any Pre-Closing Designated Person by any Prior Company Counsel, to the extent occurring solely with respect to one or more Existing Representations (collectively, “Pre-Closing Privileges”) in connection with any Post-Closing Representation that involves a dispute between any Designated Person and one or more of Buyer, the Company and their respective Affiliates, it being the intention of the parties hereto that all rights to such Pre-Closing Privileges, and all rights to waive or otherwise control such Pre-Closing Privilege, shall be retained by the applicable Designated Person, and shall not pass to or be claimed or used by the Surviving Corporation or the Company, except as provided in the last sentence of this Section 12.16(b). Furthermore, each of the Surviving Corporation and the Company (on behalf of itself and its Affiliates) acknowledges and agrees that any advice primarily given to or communication primarily with any of the Designated Persons with respect to an Existing Representation shall not be subject to any joint privilege (whether or not the Company or one more of its Subsidiaries also received such advice or communication) and shall be owned solely by such Designated Persons. Notwithstanding the foregoing, in the event that a dispute arises between the Surviving Corporation or the Company or any of its Subsidiaries, on the one hand, and a third party other than the applicable Designated Person that retained the Pre-Closing Privilege, on the other hand, the Company shall (and shall cause its Affiliates to) assert the Pre-Closing Privileges on behalf of the applicable Designated Persons to prevent disclosure of privileged materials to such third party; provided, however, that such privilege may be waived only with the prior written consent of the applicable Designated Person.
(c)    Miscellaneous. Buyer hereby acknowledges that it has had the opportunity (including on behalf of its Affiliates and the Company) to discuss and obtain adequate information concerning the significance and material risks of, and reasonable available alternatives to, the waivers, permissions and other provisions of this Agreement, including the opportunity to consult with counsel other than Prior Company Counsel. This Section 12.16 shall be irrevocable, and no term of this Section 12.16 may be amended, waived or modified, without the prior written consent of the applicable Designated Person and Prior Company Counsel affected thereby.
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IN WITNESS WHEREOF the parties have hereunto caused this Agreement to be duly executed as of the date first above written.
EAGLE BUYER, INC.
By:/s/ P. Hunter Philbrick
Name: P. Hunter Philbrick
Title :Vice President

[Signature Page to Merger Agreement]
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Execution Version
    IN WITNESS WHEREOF the parties have hereunto caused this Agreement to be duly executed as of the date first above written.
EAGLE HOLDING COMPANY I
By:/s/ P. Hunter Philbrick
Name: P. Hunter Philbrick
Title :Vice President
EAGLE REORGANIZATION MERGER SUB, INC.
By:/s/ P. Hunter Philbrick
Name: P. Hunter Philbrick
Title :Vice President
EAGLE HOLDING COMPANY II, LLC
By:/s/ P. Hunter Philbrick
Name: P. Hunter Philbrick
Title :Vice President

US-DOCS\84103076.18
041945-0274-16051-Active.21513949.1

IN WITNESS WHEREOF the parties have hereunto caused this Agreement to be duly executed as of the date first above written.
JAGUAR HOLDING COMPANY I
By:/s/ B. Judd Hartman
Name: B. Judd Hartman
Title: General Counsel and Secretary

[Signature Page to Merger Agreement]
041945-0274-16051-Active.21513949.1